SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

HANWHA Q CELLS CO., LTD.

(Name of the Issuer)

HANWHA Q CELLS CO., LTD.

HANWHA SOLAR HOLDINGS CO., LTD.

HANWHA CHEMICAL CORPORATION

HANWHA CORPORATION

MR. SEUNG-YOUN KIM

(Name of Person(s) Filing Statement)

Ordinary Shares, par value $0.0001 per share*

American Depositary Shares, each representing fifty Ordinary Shares

(Title of Classes of Securities)

41135V301**

(CUSIP Number of Classes of Securities)

Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Jinki Hong Telephone: +82-2-729-3803	Hanwha Solar Holdings Co., Ltd. c/o Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Sang Heum Han Telephone: +82-2-729-3353

Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Sang Heum Han Telephone: +82-2-729-2700	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Min Hyoung Han Telephone: +82-2-729-1093

Mr. Seung-Youn Kim Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Telephone:+82-2-729-1623

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

H. Young Shin Skadden, Arps, Slate, Meagher & Flom LLP 26F, Gangnam Finance Center 152 Teheran-ro, Gangnam-gu Seoul 06236, Korea Telephone: +82-2-6177-3001	Sang Jin Han Cleary Gottlieb Steen & Hamilton LLP 19F, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539, Korea Telephone: +82-2-6353-8030

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
$50,454,933.01	$6,115.14

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American Depositary Shares (“ADSs”), each representing fifty ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”).
**	CUSIP number of the ADSs, each representing fifty Ordinary Shares.
***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated based on the purchase of 5,093,858 ADSs and 129,994 Ordinary Shares of Hanwha Q CELLS Co., Ltd. at $9.90 per ADS and $0.198 per Ordinary Share, respectively. The foregoing share figure has been provided by the issuer and is as of October 19, 2018, the most recent practicable date.
****	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $121.20 per $1,000,000 of transaction value.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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SUMMARY TERM SHEET

This “Summary Term Sheet” summarizes the material information contained in the remainder of this Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (this “Statement”) regarding the proposed acquisition by Hanwha Solar Holdings Co., Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Hanwha Solar” or “Parent”) of the shares of Hanwha Q CELLS Co., Ltd., an exempted company incorporated in the Cayman Islands (“Hanwha Q CELLS” or the “Company”) that Hanwha Solar does not already own. The proposed acquisition is structured as a merger (the “Merger”) of the Company with and into Hanwha Solar, with Hanwha Solar continuing as the surviving company (the “Surviving Company”). As a result of the Merger, the American Depositary Shares (“ADSs”), each representing fifty ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”) will cease to be listed on the Nasdaq Global Market (the “Nasdaq”), and the Company will no longer be required to file annual reports and other periodic reports with the Securities and Exchange Commission (the “SEC”). This Summary Term Sheet does not contain all of the information that may be important to you. You should read this entire Statement and the other documents to which this Statement refers for a more complete understanding of the transactions being contemplated, how it affects you, what your rights are with respect to the Merger as a holder of the ADSs, and the position of the Filing Persons (described below) on the fairness of the Merger to you. The Filing Persons are required to file this Statement pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13e-3 thereunder. References to “Dollars” or “$” in this Statement are to United States Dollars.

Purpose of the Merger

The purpose of the Merger is to effect a “going-private” transaction with respect to the Company. As of October 19, 2018, Parent owns 3,903,989,723 Ordinary Shares and 128,101 ADSs representing 6,405,055 Ordinary Shares. Parent’s ownership of the Ordinary Shares (including the Ordinary Shares represented by ADSs) represents approximately 93.9% of the total outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs). Parent intends to merge with the Company in a “short-form” merger, with Parent continuing as the Surviving Company after the Merger. The Merger will provide a source of immediate liquidity to the holders of Ordinary Shares (including the Ordinary Shares represented by ADSs but excluding any such Ordinary Shares held by Parent (“Excluded Shares”)). Following the Merger, the Surviving Company will be a wholly owned subsidiary of Hanwha Chemical Corporation, a corporation with limited liability incorporated under the laws of the Republic of Korea (“Hanwha Chemical”), which currently owns 100% of Parent.

Principal Terms of the Merger and Related Transactions

•	The Merger – A plan of merger (the “Plan of Merger”), as amended from time to time, governs the terms of the Merger. At any time beginning the latest to occur of the following of (a) at least 20 days following the date of the mailing of this Statement to the shareholders of the Company, or such later time as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws; (b) the approval of the Plan of Merger governing the terms of the Merger by the board of directors of Parent; and (c) the approval of the Plan of Merger governing the terms of the Merger by the board of directors of the Company (the “Board of Directors”) and the audit committee of the Board of Directors (the “Audit Committee”), Parent expects to merge with the Company in a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Companies Law of the Cayman Islands, as amended (the “Companies Law”), with Parent continuing as the Surviving Company. Under section 233(7) of the Companies Law, holders of the Ordinary Shares or the ADSs are not required to vote or direct the vote of such Ordinary Shares or ADSs, as applicable, with respect to the Merger, and will not be able to exercise any dissenters’ rights under section 238 of the Companies Law. Before the Effective Date of the Merger, a copy of the Plan of Merger will be provided to each holder of the Ordinary Shares and each holder of ADSs pursuant to section 233(7) of the Companies Law. The boards of directors of each of Parent and the Company and the Audit Committee have approved the Plan of Merger, and the Plan of Merger has been executed by the Company and Parent. The effective date of the Merger is expected to occur 20 days following the date of the mailing of this Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws (the “Effective Date”). The Effective Date is expected to occur in the first quarter of 2019.

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•	Merger Consideration – At the Effective Date, each share in Parent issued and outstanding immediately prior to the Effective Date shall be converted into and become one validly issued, fully paid and non-assessable share with a par value of $0.01 each in the share capital of the Surviving Company. At the Effective Date, each of the issued and outstanding Ordinary Shares and ADSs, other than the Excluded Shares (and any ADS that represents the Excluded Shares), will be cancelled in exchange for the right to receive $0.198 per Ordinary Share in cash without interest (the “Per Ordinary Share Consideration”) (provided that the aggregate amount of cash that each holder of such Ordinary Shares is entitled to receive for all Ordinary Shares held by such holder shall be aggregated and rounded to the nearest cent (with $0.005 being rounded upward)), and because each ADS represents fifty Ordinary Shares, each outstanding ADS (other than any ADS that represents the Excluded Shares) will represent the right to receive $9.90 per ADS in cash without interest (the “Per ADS Consideration”) (less $0.05 per ADS cancellation fees, and, if applicable, a depositary service fee (DSF) of $0.02 per ADS, in each case, pursuant to the terms of that certain Amended and Restated Deposit Agreement, by and among Parent, The Bank of New York Mellon (the “Depositary”) and the owners and holders of the ADSs (the “Deposit Agreement”), incorporated by reference under Exhibit (d)(3) hereto, governing the ADSs and net of any applicable withholding taxes) (the “Merger Consideration”). Each Excluded Share issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist without payment of any consideration or distribution in respect thereof.

•	Shares Outstanding; Ownership by Hanwha Solar – As of October 19, 2018, a total of 4,165,088,417 Ordinary Shares (including the Ordinary Shares represented by ADSs) are issued and outstanding, of which 261,097,950 Ordinary Shares are represented by 5,221,959 ADSs. As of October 19, 2018, Parent is the owner of a total of 3,910,394,778 Ordinary Shares (including the Ordinary Shares represented by ADSs), which for the avoidance of doubt comprises 3,903,989,723 Ordinary Shares and 128,101 ADSs representing 6,405,055 Ordinary Shares. Parent’s ownership of the Ordinary Shares (including the Ordinary Shares represented by ADSs) represents approximately 93.9% of the voting rights attached to the total outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs) exercisable in general meetings of the Company. See Item 11 “Interest in Securities of the Subject Company” beginning on page 43 of this Statement.

•	Options – In addition, as of October 19, 2018, there are outstanding stock options for current and former employees of the Company to purchase 5,216 ADSs on the terms set forth in the 2007 Equity Incentive Plan (the “Equity Incentive Plan”) incorporated by reference under Exhibit (d)(4) hereto and applicable award agreements (the “Company Stock Options”), which Parent and the Company have agreed shall be converted as of the consummation of the Merger into stock options to purchase ordinary shares of Parent (the “Parent Stock Options”). All of the Company Stock Options have exercise prices per ADS ranging from $37.10 to $74.80. The number of Parent Stock Options and the exercise price applicable thereto will be determined based on an exchange ratio, calculated based on the quotient of the Per Ordinary Share Consideration divided by the per share value of an ordinary share of Parent as of immediately following the Effective Date (the “Options Exchange Ratio”).

•	Source and Amount of Funds – The total amount of funds expected to be required by Parent to pay the aggregate Merger Consideration, and to pay related fees and expenses, is estimated to be approximately $53,000,010, which will be financed by a capital contribution from Hanwha Chemical in exchange for 588,889 common shares of Parent. Hanwha Chemical plans to use cash on hand for the capital contribution. See Item 10 “Source and Amount of Funds or Other Consideration” beginning on page 42 of this Statement.

Parties to the Merger

“Filing Persons” refers to the following entities and individuals, each of whom is described in more details in Item 3 “Identity and Background of Filing Persons” beginning on page 36 of this Statement and Item 11 “Interest in Securities of the Subject Company” beginning on page 43 of this Statement.

•	Hanwha Q CELLS Co., Ltd.

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•	Hanwha Solar Holdings Co., Ltd.

•	Hanwha Chemical Corporation

•	Hanwha Corporation

•	Mr. Seung-Youn Kim

Hanwha Q CELLS Co., Ltd. is the subject company. The principal executive offices of the Company are located at Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. The Company’s telephone number at this address is +82-2-729-3803 and its fax number is +82-2-729-3003. The Company’s registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Hanwha Solar Holdings Co., Ltd. is an exempted company incorporated in the Cayman Islands with limited liability that owns approximately 93.9% of the issued and outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs). The registered office of Hanwha Solar is at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, c/o Hanwha Chemical Corporation, Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. Hanwha Solar’s telephone number at this address is +82-2-729-3353.

Hanwha Chemical Corporation is a corporation with limited liability incorporated under the laws of Korea that owns 100% of Hanwha Solar. Hanwha Chemical is listed on the Korea Exchange under the code “009830.” Hanwha Chemical may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar. The registered office of Hanwha Chemical is Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. Hanwha Chemical Corporation’s telephone number at this address is +82-2-729-2700.

Hanwha Corporation is the controlling shareholder of Hanwha Chemical, which is the parent company of Hanwha Solar, the Company’s largest shareholder. Hanwha Corporation is listed on the Korea Exchange under the code “000880.” Hanwha Corporation holds approximately 36.3% of the issued and outstanding shares of Hanwha Chemical. Hanwha Corporation may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar. The registered office of Hanwha Corporation is Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. Hanwha Corporation’s telephone number at this address is +82-2-729-1093.

Mr. Seung-Youn Kim is currently a representative director and executive officer of Hanwha Chemical and Hanwha Corporation. Mr. Seung-Youn Kim holds approximately 18.8% of the issued and outstanding shares of Hanwha Corporation. Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar. Mr. Seung-Youn Kim’s business address is Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea, and his telephone number is +82-2-729-1623. He is a citizen of the Republic of Korea.

The Filing Persons’ Position on the Fairness of the Merger

Rule 13e-3 under the Exchange Act requires each of the Filing Persons to make certain statements regarding, among other things, its belief as to the fairness of the Merger to the unaffiliated shareholders of the Company (that is, any holder of the Ordinary Shares (including the Ordinary Shares represented by ADSs) other than Parent or any other Filing Person) (the “Public Shareholders”). The Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

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Collective Position of the Filing Persons as to the Fairness of the Merger

As described more fully below, each Filing Person believes that the Merger is both substantively and procedurally fair to the Public Shareholders, based on the following factors:

•	Merger Consideration. The Merger Consideration is all cash, which provides a specific amount of cash consideration for the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by, and liquidity to, the Public Shareholders and allows the Public Shareholders to avoid post-merger risks and uncertainties relating to the prospects of the Company. The Merger will enable the Public Shareholders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their Ordinary Shares or ADSs.

•	Current and Historical Market Prices of the ADSs. The Merger Consideration, at $0.198 per Ordinary Share, or $9.90 per ADS, represents a premium of approximately 50.0% over the unaffected closing price of $6.60 per ADS on August 2, 2018, the last trading day prior to Parent’s announcement of its proposal (the “Proposal”) to purchase all of the Ordinary Shares of the Company that Parent does not already own in a “going-private” transaction (the “Proposed Transaction”), and a premium of 52.0% to the unaffected average closing price of $6.51 per ADS during the three-month period prior to August 2, 2018.

•	Formation of a Special Committee to Represent the Interests of Public Shareholders. The Board of Directors formed a special committee of independent, disinterested directors (the “Special Committee”) to evaluate the Proposal with the assistance of independent financial and legal advisors, and to determine whether to recommend the Merger and the Plan of Merger to the Board of Directors. Although the Board of Directors was not required under the Companies Law to consider the proposed effect of the Merger upon any particular group having an interest in the Company (such as the Public Shareholders) as a dominant factor, the Board of Directors nonetheless appointed the Special Committee to consider the proposed effect of the Merger on the Public Shareholders.

•	Opinion of Financial Advisor. The Special Committee and the Board of Directors considered the financial analyses prepared by Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) and reviewed by Houlihan Lokey with the Special Committee on October 14, 2018, as well as the oral opinion of Houlihan Lokey rendered to the Special Committee on October 14, 2018 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated October 14, 2018, a copy of which was provided to the Board of Directors by the Special Committee), as to the fairness, from a financial point of view, of the Per Ordinary Share Consideration to be received by the holders of Ordinary Shares (other than Ordinary Shares held by Parent, Hanwha Chemical, and any person that will retain or obtain, directly or indirectly, an equity interest in the Company after giving effect to the Merger, and each of their respective affiliates (“Affiliated Shares”)) and the Per ADS Consideration to be received by holders of ADSs (other than ADSs representing the Affiliated Shares) pursuant to the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. See “Reports, Opinions, Appraisals and Negotiations—Opinion of Houlihan Lokey Capital, Inc.” beginning on page 26 of this Statement.

•	Unanimous Recommendation of the Special Committee. After evaluating the Proposed Transaction, the Special Committee unanimously determined that the Plan of Merger and the Merger were fair to, advisable and in the best interests of the Company, and unanimously recommended that the Board of Directors authorize and approve the Plan of Merger and the Merger.

•	Approval of the Audit Committee of the Board of Directors. The Audit Committee approved the Plan of Merger and the Merger, as well as the delisting of the ADSs from the Nasdaq and the termination of the registration of the ADSs under the Exchange Act in connection with the Merger.

•	No Firm Offers. The Filing Persons considered the absence of any expression of interest from a third-party buyer for the Company during the past two years, including from the date Parent made its Proposal public because the absence of a third-party buyer demonstrated that the proposed Merger was the only likely source of prompt liquidity for the Ordinary Shares (including the Ordinary Shares represented by ADSs) that was simultaneously available to all of the Public Shareholders.

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•	Elimination of Future Financial Performance Risks of the Company. The Merger would shift the risk of the future financial performance of the Company from the Public Shareholders, who do not have the power to control decisions made regarding the Company’s business, entirely to the Filing Persons who have the power to control the Company’s business.

•	No Dividends. Based on the Company’s disclosure in the Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”), incorporated by reference under Exhibit (a)(1) hereto, it has no intention to pay dividends in the foreseeable future. Therefore, it is unlikely that the shareholders of the Company will have an opportunity to make profits from their investments in the Company without liquidating their Ordinary Shares (including the Ordinary Shares represented by ADSs).

•	No Reporting Obligations. After the Merger, the Company will no longer be subject to the costly reporting and other disclosure requirements of the Exchange Act, including those instituted under the Sarbanes-Oxley Act of 2002 (the “SOX”).

•	Dissenters’ Rights. Although the Merger does not require a shareholder vote or the approval of a majority of the Public Shareholders, and there has not been a representative of the Public Shareholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Merger was (i) unanimously recommended by the Special Committee, composed exclusively of independent and disinterested directors of the Company, which was appointed by the Board of Directors to consider, among other factors, the proposed effect of the Merger on the Public Shareholders; (ii) approved by the Audit Committee, composed exclusively of independent and disinterested directors of the Company; and (iii) approved by the Board of Directors, which included the approval of all of the independent and disinterested directors of the Company. Holders of the Ordinary Shares or the ADSs will not be entitled to dissenters’ rights in accordance with section 238 of the Companies Law because the Merger is a short-form merger, as opposed to a long-form merger as contemplated by section 238 of the Companies Law.

•	No Liquidity or Trading Market. The Public Shareholders do not currently have, and are not likely to see, substantial liquidity in their Ordinary Shares (including the Ordinary Shares represented by ADSs). Because Parent owns approximately 93.9% of the total outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs), there is a limited public float, and it is unlikely that substantial trading or liquidity will develop. The Merger provides the Public Shareholders liquidity for their full holdings at a guaranteed price.

•	Merger Not Conditioned on Financing. The Merger is not conditioned on any financing being obtained by Parent, thus increasing the likelihood that the Merger will be completed and the Merger Consideration will be paid to the Public Shareholders.

See “Special Factors—Fairness of the Merger—Position of Filing Persons as to the Fairness of the Merger,” beginning on page 22 of this Statement.

Consequences of the Merger

Completion of the Merger will have the following effects:

•	The Company will be merged with and into Parent, with Parent continuing as the Surviving Company, which will be wholly owned by Hanwha Chemical.

•	Each Ordinary Share (including Ordinary Shares represented by the ADSs) issued and outstanding immediately prior to the Effective Date (other than the Excluded Shares) will be automatically cancelled in exchange for the right of its holder to receive the Merger Consideration.

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•	Each Public Shareholder (i) would no longer have any equity interest in, or be shareholders of, the Company upon completion of the Merger and (ii) would not have the opportunity to participate in the earnings and growth of the Company or the right to vote on corporate matters relating to, and after the Effective Date. The Public Shareholders would not be exposed to the risk of loss in relation to their investment in the Company after the Effective Date.

•	Following the Effective Date, registration of the Company’s options pursuant to the Equity Incentive Plan shall be terminated, ADSs representing the Ordinary Shares will be delisted from the Nasdaq, and the registration of the ADSs will be terminated under the Exchange Act. Thus, the Company will no longer be subject to the burden and expense of reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Statement.

Exchange Procedure

Prior to the Effective Date, Parent will deposit, or cause to be deposited, with a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) an amount in cash equal to the aggregate Merger Consideration to which holders of Ordinary Shares (including holders of Ordinary Shares represented by ADSs but not including Excluded Shares) are entitled under the Plan of Merger. Promptly following the Effective Date, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Date) of Ordinary Shares: (i) a letter of transmittal specifying the manner in which the delivery will be effected and/or (ii) instructions for use in effecting the surrender of the share certificates in exchange for the Per Ordinary Share Consideration payable in respect thereof. Upon surrender of a share certificate for cancellation to the Paying Agent or upon receipt by the Paying Agent of confirmation by the Company that the uncertificated Ordinary Shares have been cancelled, each holder of the Ordinary Shares will be entitled to receive in exchange therefor an amount in cash equal to the product of the number of Ordinary Shares multiplied by the Per Ordinary Share Consideration.

Prior to the Effective Date, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary an amount in cash equal to (a) the number of ADSs issued and outstanding immediately prior to the Effective Date (other than ADSs representing Excluded Shares) multiplied by (b) the Per ADS Consideration; and (ii) the Depositary will distribute the Per ADS Consideration to the ADS holders upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, incorporated by reference under Exhibit (d)(3) hereto, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (including withholding taxes, if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the aggregate Per ADS Consideration to ADS holders, including cancellation fees of $0.05 per ADS, and, if applicable, a depositary service fee (DSF) of $0.02 per ADS.

Dissenters’ Rights

Parent expects to merge with the Company in a short-form merger in accordance with Part XVI and in particular section 233(7) of the Companies Law with Parent continuing as the Surviving Company. Under section 233(7) of the Companies Law, because the Merger is a short-form merger, the vote of the holders of Ordinary Shares and the holders of ADSs is not required to effect the Merger. Section 238 of the Companies Law attached as Exhibit (f)(1) hereto provides a procedure for exercising dissenters’ rights in the case of a long-form merger. However, because the Merger is a short-form merger, the terms of section 238 of the Companies Law do not apply to the Public Shareholders in connection with the Merger. Before the Effective Date, a copy of the Plan of Merger will be provided to each holder of the Ordinary Shares (including the Ordinary Shares represented by ADSs) pursuant to section 233(7) of the Companies Law.

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Opinion of Houlihan Lokey Capital, Inc.

On October 14, 2018, Houlihan Lokey verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated October 14, 2018, a copy of which was provided to the Board of Directors by the Special Committee), as to the fairness, from a financial point of view, of the Per Ordinary Share Consideration to be received by the holders of Ordinary Shares (other than Affiliated Shares) and the Per ADS Consideration to be received by holders of ADSs (other than ADSs representing Affiliated Shares) pursuant to the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion.

On October 19, 2018, the Special Committee informed Houlihan Lokey that the Per Ordinary Share Consideration of $0.20 in the draft of the Plan of Merger dated October 14, 2018 that was provided to and reviewed by Houlihan Lokey in connection with its opinion was a scrivener’s error and that the correct amount of the Per Ordinary Share Consideration should have been $0.198 per Ordinary Share. The Special Committee asked Houlihan Lokey to confirm, and Houlihan Lokey confirmed in a letter addressed to the Special Committee dated October 22, 2018, that this correction in the Per Ordinary Share Consideration would not have affected Houlihan Lokey’s financial analyses and that the only change in Houlihan Lokey’s opinion would have been to state $0.198 as the Per Ordinary Share Consideration instead of $0.20. All references to the “Per Ordinary Share Consideration” in Houlihan Lokey’s opinion and this section “Summary Term Sheet—Opinion of Houlihan Lokey Capital, Inc.” refer to the Per Ordinary Share Consideration of $0.20 per Ordinary Share.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Per Ordinary Share Consideration to be received by the holders of Ordinary Shares (other than Affiliated Shares) and the Per ADS Consideration to be received by holders of ADSs (other than ADSs representing Affiliated Shares) and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit (c)(1) to this Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board of Directors, any security holder of the Company or any other person as to how to act or vote with respect to any matter relating to the Merger. See “Reports, Opinions, Appraisals and Negotiations—Opinion of the Financial Advisor to the Special Committee.”

Where You Can Find More Information

Additional information regarding the Company is available from its public filings with the SEC. See also Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 35 and 36, respectively, of this Statement.

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INTRODUCTION

This Statement is being filed with the SEC pursuant to Section 13(e) of the Exchange Act, jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Hanwha Q CELLS Co., Ltd., an exempted company organized under the laws of the Cayman Islands, which is the subject party and issuer of the Ordinary Shares, par value $0.0001 per share, and the ADSs, each representing fifty Ordinary Shares, that is the subject of the Rule 13e-3 transaction described below.

•	Hanwha Solar Holdings Co., Ltd., an exempted company incorporated in the Cayman Islands with limited liability, which owns approximately 93.9% of the Ordinary Shares (including Ordinary Shares represented by ADSs).

•	Hanwha Chemical Corporation, a corporation with limited liability incorporated under the laws of the Republic of Korea, which owns 100% of Hanwha Solar.

•	Hanwha Corporation, a corporation with limited liability incorporated under the laws of the Republic of Korea, which holds approximately 36.3% of the issued and outstanding shares of Hanwha Chemical and may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

•	Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, who holds approximately 18.8% of the issued and outstanding shares of Hanwha Corporation and may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

The Filing Persons are required to file this Statement pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.

This Statement is being filed in connection with the proposed “short-form” merger between Parent and the Company pursuant to section 233(7) of the Companies Law, as a result of which the ADSs representing the Ordinary Shares will be delisted from the Nasdaq, the registration of the ADSs will be terminated under the Exchange Act, and the Company will no longer be subject to reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Statement. The Effective Date of the Merger is expected to occur 20 days following the date of the mailing of this Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws. The Effective Date is expected to be in the first quarter of 2019.

At the Effective Date, each of the outstanding Ordinary Shares and ADSs, other than the Excluded Shares (and any ADS that represents the Excluded Shares) will be cancelled in exchange for the right to receive $0.198 per Ordinary Share in cash without interest (provided that the aggregate amount of cash that each holder of such Ordinary Shares is entitled to receive for Ordinary Shares held by such holder shall be rounded to the nearest cent (with $0.005 being rounded upward)), and because each ADS represents fifty Ordinary Shares, each outstanding ADS (other than any ADS that represents the Excluded Shares) will represent the right to receive $9.90 per ADS in cash without interest (less $0.05 per ADS cancellation fees, and, if applicable, a depositary service fee (DSF) of $0.02 per ADS, in each case, pursuant to the terms of the Deposit Agreement, incorporated by reference under Exhibit (d)(3) hereto, governing the ADSs and net of any applicable withholding taxes).

Parent will be the Surviving Company in the Merger. Under section 233(7) of Companies Law, no action is required by the shareholders of the Company for the Merger to become effective. As a result of the Merger, Hanwha Chemical will be the sole shareholder of the Surviving Company.

All information contained in this Statement concerning each Filing Person has been supplied by such Filing Person.

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SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects of the Merger

Background of the Transaction

From time to time, Parent reviews its investment in the Company as well as the Company’s status as a public company, and the Board of Directors together with senior management of the Company review the long-term strategic plans of the Company, including various strategic alternatives for the Company in accordance with the duty of the directors of the Company to act in the best interest of the Company. More recently, Parent recognized that the Company has incurred significant costs but has not been able to derive the benefits it anticipated from its public company status and that the Company’s shareholders have not been able to secure the liquidity it anticipated in connection with ownership of a publicly traded company, due to the small public float, lack of a market for corporate control and limited trading volume. Thus, Parent began to consider potential actions that could be taken to alleviate the effect of these disadvantages to the Company and the Public Shareholders, including the possibility of taking the Company private.

On June 18, 2018, Seoul local time, the respective boards of directors of Hanwha Chemical and Parent, together with the officers of Hanwha Chemical, held a meeting in connection with Parent’s proposed acquisition of all of the publicly held shares of the Company not already held by Parent in a short-form statutory merger.

Later that day, Parent consulted with Cleary Gottlieb Steen & Hamilton LLP (“Cleary”) about general issues related to going-private transactions involving foreign companies listed in the United States in order to better understand the general structure, process, timetable, and costs with respect to such transactions.

On June 20, 2018, Seoul local time, Cleary contacted Walkers on behalf of Parent to provide legal advice related to Cayman Islands law.

On June 26, 2018, Seoul local time, Parent contacted Citigroup Global Markets Korea Securities Limited (“Citi”) to inquire Citi’s general understanding of going-private transactions involving foreign companies listed in the United States and track record of working on such transactions.

On July 19, 2018, Seoul local time, Parent held a meeting with Citi and Cleary for discussion on the general issues related to going-private transactions and general parameters of valuation methodology for such transactions.

On July 30, 2018, Seoul local time, Parent held a meeting with Citi and Cleary to discuss the offer price and other terms to be included in the Proposal (as defined below).

On August 2, 2018, Seoul local time, Hanwha Chemical, on behalf of Parent and Hanwha Chemical, retained Citi as Parent’s financial advisor, Cleary as Parent’s U.S. legal counsel and Walkers as Parent’s Cayman Islands legal counsel, each to assist with the potential going-private transaction involving the Company.

The same day, the board of directors of Parent held a meeting to consider whether to approve the submission of a preliminary non-binding proposal letter to the Board of Directors to acquire all of the outstanding Ordinary Shares not already owned by Parent in a short-form statutory merger of the Company with Parent in accordance with the Companies Law for cash consideration of $9.00 per ADS or $0.18 per Ordinary Share. In advance of the meeting, the board of directors of Parent had received a copy of the Proposal. After careful deliberation, the board of directors of Parent determined that the performance by Parent of its obligations under the Proposed Transaction would be in the best interest of Parent, a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents and if the Proposed Transaction is completed, the Ordinary Shares would be delisted from the Nasdaq.

Later that day, Parent submitted the Proposal to the Board of Directors, which included Parent’s offer of cash consideration of $9.00 per ADS or $0.18 per Ordinary Share. Parent also stated in the Proposal that it is interested in acquiring only publicly held shares and that it does not intend to sell its stake in the Company to a third party.

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On August 2, 2018, U.S. time, the Company filed a Current Report on Form 6-K attached hereto as Exhibit (a)(5) with the SEC disclosing its receipt of the Proposal, and Parent, Hanwha Chemical, Hanwha Corporation and Mr. Seung-Youn Kim (the “Parent Filing Persons”) filed an amendment to their Schedule 13D with the SEC disclosing the submission of the Proposal.

On August 3, 2018, Seoul local time, the Board of Directors formed a Special Committee consisting of independent directors to consider the Proposed Transaction. The Company cautioned its shareholders and others considering trading in its securities that the Board of Directors had not made any decisions with respect to the Proposed Transaction, and that there could be no assurance that any definitive offer would be made, that any agreement would be executed, or that this or any other transaction would be approved or consummated. The same day, the Company filed a Current Report on Form 6-K incorporated by reference under Exhibit (a)(4) hereto with the SEC disclosing the Board of Directors’ formation of the Special Committee to consider the Proposal.

On August 3, 2018, U.S. time, a representative of Houlihan Lokey contacted the Chief Financial Officer of the Company regarding the Proposal, after learning about it from the Company’s Current Report on Form 6-K filed the previous day. Houlihan Lokey had previously acted as financial advisor to a special committee of the Company in connection with that special committee’s evaluation of the acquisition by the Company of Hanwha Q CELLS Investment Co., Ltd., which transaction was completed in February 2015.

On August 14, 2018, Seoul local time, the Special Committee retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its U.S. legal counsel, and on August 20, 2018, the Special Committee retained Conyers Dill & Pearman (“Conyers”) as its Cayman Islands legal counsel, each to assist the Special Committee with the process of evaluating the Proposed Transaction.

On August 20, 2018, U.S. time, at the direction of the Special Committee, representatives of Houlihan Lokey contacted representatives of Citi to discuss the general process matters and a possible timeline for the Proposed Transaction.

On August 23, 2018, Seoul local time, the Special Committee entered into an engagement letter with Houlihan Lokey, retaining Houlihan Lokey as the Special Committee’s financial advisor. The Special Committee retained Houlihan Lokey’s services for a fixed fee, which would not be contingent upon the consummation of the Proposed Transaction or any conclusion in any opinion rendered by Houlihan Lokey with respect to the Proposed Transaction.

On August 24, 2018, U.S. time, the Company filed a Current Report on Form 6-K incorporated by reference under Exhibit (a)(3) hereto disclosing the Special Committee’s retention of Skadden as its U.S. legal counsel and Conyers as its Cayman legal counsel.

On August 31, 2018, Seoul local time, the Company and Parent entered into a non-disclosure agreement with respect to the Proposal and the Proposed Transaction.

On September 3, 2018, Seoul local time, the Company provided certain due diligence materials to Parent and Citi, including the Management Projections, as described below in the section titled “Reports, Opinions, Appraisals and Negotiations—Certain Financial Projections.”

On September 3, 2018, Seoul local time, at the direction of Parent, representatives of Citi contacted representatives of Houlihan Lokey to discuss the status of due diligence relating to the Company and to inquire as to when Parent should expect the Special Committee to respond to the Proposal.

On September 4, 2018, Seoul local time, representatives of Skadden and Cleary held a conference call to discuss the general process and the necessary documentation for the Proposed Transaction.

On September 6, 2018, Seoul local time, at the direction of the Special Committee, the Company’s management held a conference call with representatives of Citi and representatives of Houlihan Lokey to discuss Citi’s due diligence of the Company.

On September 7, 2018, Seoul local time, the Company provided additional due diligence materials to Parent and Citi.

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On September 11, 2018, Seoul local time, the Special Committee held a meeting to discuss the Proposed Transaction. At the invitation of the Special Committee, Skadden and Houlihan Lokey also attended the meeting. At the meeting, representatives of Houlihan Lokey discussed Houlihan Lokey’s preliminary financial analyses with respect to the Proposed Transaction referencing certain discussion materials prepared by Houlihan Lokey attached as Exhibit (c)(5) hereto and delivered to the Special Committee prior to the meeting. Representatives from Skadden also reviewed with members of the Special Committee their legal obligations with respect to the Proposed Transaction. Following this discussion, the Special Committee directed Houlihan Lokey to communicate a counterproposal of $11.00 per ADS to Citi.

On September 14, 2018, U.S. time, at the direction of the Special Committee, representatives of Houlihan Lokey contacted representatives of Citi to communicate the Special Committee’s counterproposal of $11.00 per ADS.

On September 15, 2018, Seoul local time, representatives of Houlihan Lokey and representatives of Citi had a follow-up discussion regarding the Special Committee’s counterproposal of $11.00 per ADS.

On September 18, 2018, Seoul local time, Parent held a conference call with representatives of Citi and Cleary to consider the Special Committee’s counterproposal of $11.00 per ADS and discuss the necessary documentation and a timeline for the Proposed Transaction.

On September 26, 2018, Seoul local time, Parent held a conference call with representatives of Citi and Cleary to further discuss the Special Committee’s counterproposal of $11.00 per ADS and a potential revised offer to be made to the Special Committee.

On September 28, 2018, Seoul local time, at the direction of Parent, representatives of Citi contacted representatives of Houlihan Lokey to communicate Parent’s revised offer of $9.50 per ADS.

On September 30, 2018, Seoul local time, the Special Committee held a meeting. At the invitation of the Special Committee, Skadden and Houlihan Lokey also attended the meeting, at which representatives of Houlihan Lokey provided an update on discussions with Citi and discussed Parent’s revised offer of $9.50 per ADS. Following this discussion, the Special Committee directed Houlihan Lokey to present a counteroffer of $10.50 per ADS.

On September 30, 2018, U.S. time, representatives of Houlihan Lokey contacted representatives of Citi to communicate the Special Committee’s counteroffer of $10.50 per ADS.

On October 1, 2018, Seoul local time, Parent held a conference call with representatives of Citi and Cleary, at which representatives of Citi provided an update on the discussion with Houlihan Lokey regarding the Special Committee’s counteroffer and additional due diligence to be undertaken to assess the Special Committee’s counteroffer.

On October 2, 2018, Seoul local time, at the direction of the Special Committee, representatives of Skadden sent a draft of the Plan of Merger to representatives of Cleary to initiate discussion of the terms of the Merger. Acting at the direction of the Special Committee, representatives of Skadden and Cleary, along with those of Conyers and Walkers, subsequently continued discussions on the Plan of Merger.

On October 2, 2018, Seoul local time, the Company’s management held a conference call with representatives of Citi and representatives of Houlihan Lokey to further discuss Citi’s due diligence of the Company.

On October 3, 2018, Seoul local time, Parent held a conference call with representatives of Citi and Cleary, at which representatives of Citi provided a further update on the discussion with Houlihan Lokey regarding the Special Committee’s counteroffer of $10.50 per ADS.

On October 4, 2018, Seoul local time, at the direction of Parent, representatives of Citi contacted representatives of Houlihan Lokey to communicate Parent’s “best and final” offer of $9.70 per ADS. Shortly thereafter, a representative of Houlihan Lokey contacted a representative of the Special Committee to communicate Parent’s revised offer.

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On October 6, 2018, Seoul local time, the Special Committee held a meeting. At the invitation of the Special Committee, Skadden and Houlihan Lokey also attended the meeting. At the meeting, representatives of Houlihan Lokey provided an update on discussions with Citi and notified the Special Committee of Parent’s response to the Special Committee’s counteroffer consisting of a “best and final” revised offer of $9.70 per ADS. At the request of the Special Committee, representatives of Houlihan Lokey then discussed certain updates to Houlihan Lokey’s preliminary financial analysis that was discussed with the Special Committee at the September 11, 2018 meeting of the Special Committee referencing certain discussion materials prepared by Houlihan Lokey attached as Exhibit (c)(4) hereto and delivered to the Special Committee prior to the meeting. The Special Committee asked questions regarding the updated preliminary financial analysis. After discussion, the Special Committee directed Houlihan Lokey to communicate a counteroffer of $9.90 per ADS to Citi.

On October 7, 2018, U.S. time, representatives of Houlihan Lokey communicated the Special Committee’s counterproposal of $9.90 per ADS to representatives of Citi.

On October 8, 2018, Seoul local time, Parent held a conference call with representatives of Citi and Cleary to discuss the Special Committee’s counterproposal of $9.90 per ADS. After discussion, Parent determined to accept the counterproposal and directed Citi to communicate a revised offer of $9.90 per ADS to representatives of Houlihan Lokey.

On October 9, 2018, Seoul local time, at the direction of Parent, representatives of Citi contacted representatives of Houlihan Lokey to communicate that Parent has revised its offer to $9.90 per ADS. Shortly thereafter, a representative of Houlihan Lokey contacted a representative of the Special Committee to communicate Parent’s revised offer.

On October 9, 2018, Seoul local time, representatives of Skadden and Cleary initiated discussions regarding the treatment of Company Stock Options.

On October 10 and 11, 2018, Seoul local time, Parent held conference calls with representatives of Citi and Cleary to discuss the treatment of Company Stock Options, the Plan of Merger and other documentation.

On October 14, 2018, Seoul local time, the Special Committee held a meeting to further consider the Proposed Transaction. At the invitation of the Special Committee, Skadden and Houlihan Lokey also attended the meeting. At the meeting, representatives of Houlihan Lokey updated the Special Committee on discussions with Citi. The Special Committee considered Parent’s revised offer of $9.90 per ADS and discussed the draft Plan of Merger, which was provided to the Special Committee by representatives of Skadden and Conyers in advance of the meeting. At the request of the Special Committee, Houlihan Lokey then reviewed and discussed its financial analyses referencing certain discussion materials prepared by Houlihan Lokey attached as Exhibit (c)(3) hereto and delivered to the Special Committee prior to the meeting. Thereafter, Houlihan Lokey verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated October 14, 2018), as to the fairness, from a financial point of view, of the Per Ordinary Share Consideration to be received by the holders of Ordinary Shares (other than Affiliated Shares) and the Per ADS Consideration to be received by holders of ADSs (other than ADSs representing Affiliated Shares) pursuant to the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. See “Reports, Opinions, Appraisals and Negotiations—Opinion of Houlihan Lokey Capital, Inc.” beginning on page 26 of this Statement for additional information regarding Houlihan Lokey’s opinion. After careful deliberation and discussion with its legal and financial advisors, including a discussion of various factors described below under “—Reasons” and “Fairness of the Merger—Factors Considered in Determining Fairness,” the Special Committee then unanimously determined that the Plan of Merger and the Merger would be fair to, advisable and in the best interest of the Company. The Special Committee then unanimously resolved to recommend that the Board of Directors authorize and approve the Plan of Merger and the Merger reflecting the revised offer of $9.90 per ADS.

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On October 15, 2018, Seoul local time, the Audit Committee held a meeting to consider whether to approve the Plan of Merger and the Merger, as well as to approve for the Company to delist the ADSs from the Nasdaq and terminate the registration of the ADSs in accordance with the Exchange Act, in connection with the Merger. In advance of the meeting, the Audit Committee received a copy of the Plan of Merger from Skadden, as well as an informational copy of the October 14, 2018 discussion materials prepared by Houlihan Lokey and a copy of Houlihan Lokey’s written opinion addressed to the Special Committee dated October 14, 2018. After careful deliberation, the Audit Committee determined that the Plan of Merger and the Merger reflecting the revised offer of $9.90 per ADS are fair to, advisable and in the best interests of the Company. The Audit Committee then approved the Plan of Merger and the Merger, as well as for the Company to delist the ADSs from the Nasdaq and deregister the ADSs in connection with the Merger.

Later that day, the Board of Directors held a meeting to consider the Plan of Merger and the Merger reflecting the revised offer of $9.90 per ADS. In advance of the meeting, the Board of Directors had received a copy of the Plan of Merger and an informational copy of the October 14, 2018 discussion materials prepared by Houlihan Lokey, and after the meeting, the Board of Directors received a copy of Houlihan Lokey’s written opinion addressed to the Special Committee dated October 14, 2018. After thorough deliberation, and having considered the unanimous recommendation of the Special Committee and the approval of the Audit Committee, the Board of Directors approved the Plan of Merger and the Merger.

The same day, the board of directors of Parent held a meeting to consider the Plan of Merger and the Merger reflecting the revised offer of $9.90 per ADS. In advance of the meeting, the board of directors of Parent had received a copy of the Plan of Merger. After careful deliberation, the board of directors of Parent approved the Plan of Merger and the Merger.

Following the approval of each of the Board of Directors and the board of directors of Parent, later on October 15, 2018, Seoul local time, the Company and Parent executed the Plan of Merger.

On October 15, 2018, U.S. time, the Company filed a Current Report on Form 6-K incorporated by reference under Exhibit (a)(2) hereto and the Parent Filing Persons filed an amendment to their Schedule 13D, in each case, disclosing the entry into the Plan of Merger by the Company and Parent. On October 16, 2018, the Company issued a press release announcing that the Company and Parent entered into the Plan of Merger, pursuant to which the Company will be acquired by Parent in an all-cash transaction implying an equity value of the Company of approximately $825 million.

On October 19, 2018, Seoul local time, representatives of Skadden and Cleary discovered a scrivener’s error in the Plan of Merger, where the Per Ordinary Share Consideration in the Plan of Merger was incorrectly stated to be $0.20 instead of $0.198, and notified the Special Committee, the Company, Parent and Houlihan Lokey of the error.

On October 22, 2018, U.S. time, Houlihan Lokey delivered a letter to the Special Committee attached as Exhibit (c)(2) hereto confirming that the correction in the Per Ordinary Share Consideration from $0.20 to $0.198 would not have affected Houlihan Lokey’s financial analyses and that the only change in Houlihan Lokey’s opinion would have been to state $0.198 instead of $0.20 as the Per Ordinary Share Consideration.

Also on October 23, 2018, Seoul local time, all members of the Board of Directors, the Special Committee and the Audit Committee and the board of directors of Parent approved correction of the scrivener’s error such that the Plan of Merger would reflect the correct Per Ordinary Share Consideration of $0.198.

Later that day, the Board of Directors adopted resolutions by unanimous written consent approving the Company Stock Options outstanding as of immediately prior to the Effective Date to be automatically converted into Parent Stock Options as of the Effective Date.

On October 23, 2018, U.S. time, the Company filed an Amendment on Form 6-K/A to its Current Report on Form 6-K filed October 15, 2018 incorporated by reference under Exhibit (a)(2) hereto, disclosing that the Company and Parent fixed such scrivener’s error.

Purposes

The purpose of the Merger is to effect a “going-private” transaction with respect to the Company. Parent intends to merge with the Company, with Parent continuing as the Surviving Company, as a means of acquiring all of the issued and outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs) not owned directly or indirectly by Parent and providing immediate liquidity to the holders of such Ordinary Shares (including the Ordinary Shares represented by ADSs) by payment of the Merger Consideration. Following the Merger, Hanwha Chemical will own 100% of the issued and outstanding share capital of the Surviving Company.

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Upon completion of the Merger, the Filing Persons will cause the Company to request the Nasdaq to file a notification on Form 25 with the SEC reporting that the Company is no longer listed on the Nasdaq, and to file a Form 15 with the SEC requesting the suspension of the Company’s reporting obligations under the Exchange Act. Upon the effectiveness of that suspension, the Company will no longer be required to file periodic reports with the SEC. In contemplating the going-private transaction, the Filing Persons believe that the Company is burdened by certain aspects of public company status, and neither the Company nor its shareholders have received significant benefits from its public company status. Specifically, as a public reporting company, the Company is required to comply with periodic reporting, internal control evaluation, audit and other requirements. The Company is also required to publish business and financial results that are visible not only to its investors, but also to prospective customers and competitors. At the same time, the Company has not enjoyed the benefits it anticipated from its public company status. Because of the inability to generate significant investor interest, the Company has not been able to secure access to additional capital. In addition, because of the limited trading volume and the small public float, the shareholders of the Company have not been able to secure the liquidity they anticipated in connection with ownership of a publicly traded company.

By completing the going-private transaction, the Filing Persons intend to:

•	increase the profitability of the Company by eliminating the operating burdens and expenses associated with public company status; and

•	provide liquidity to the Public Shareholders by paying a fair value for their Ordinary Shares (including the Ordinary Shares represented by ADSs).

Alternatives

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the Public Shareholders. In the view of the Filing Persons, the principal advantage of leaving the Company as a company listed on the Nasdaq would be for the potential investment liquidity of owning securities of a public company and for the possibility of using the Company’s securities to raise capital or make acquisitions. However, the Filing Persons do not expect the shareholder liquidity or access to capital to change significantly in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to the Company do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity. Therefore, the Filing Persons concluded that the advantages of leaving the Company as a public company were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons believe that effecting the transaction by way of a “short-form” merger under section 233(7) of the Companies Law is the quickest and most cost-effective way for Parent to acquire the outstanding minority equity interest in the Company, as well as an equitable and fair way to provide liquidity, in the form of cash merger consideration, to the Public Shareholders for their Ordinary Shares (including the Ordinary Shares represented by ADSs). The “short-form” merger allows the Public Shareholders to receive cash for their Ordinary Shares (including the Ordinary Shares represented by ADSs) quickly. Therefore, the Filing Persons identified the “short-form” merger as the most viable vehicle for maximizing value to the Public Shareholders and believed that there are no alternative means that would provide the Company adequate assurance to allow it to cease to be a public company in a more cost-effective way.

Reasons

In determining whether to acquire the outstanding public minority equity interest in the Company and to effect the Merger, the Filing Persons considered the following factors (not necessarily in order of relative importance) to be the principal benefits of taking the Company private at this time through the Proposed Transaction:

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•	To decrease costs associated with being a public company. For example, the Company will no longer be subject to the burden and expense of reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Statement. The Filing Persons anticipate that going private would result in direct cost savings of approximately $2,200,000 per year of the Company.

•	To eliminate additional burdens on the management associated with public reporting and other tasks resulting from the Company’s public company status, including for example, the dedication of time and resources to addressing shareholder inquiries and managing investor and public relations.

•	To provide greater flexibility to the Company’s management to focus on its business and long-term business goals, as opposed to quarterly earnings, without the diversion of the significant time and resources required to comply with the reporting obligations of a public company.

•	To reduce the amount of public information available to the competitors of the Company’s business that would result from the suspension of the Company’s obligations under the reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.

•	To provide increased and immediate liquidity for investors. The Merger would result in immediate enhanced liquidity for the Public Shareholders.

•	The fact that the Merger offers the Public Shareholder the opportunity to sell their shares for one price at the same time, without the payment of any brokerage fee or commission, and thereby directly benefits such shareholders.

•	The lack of interest by institutional investors in companies with a limited public float.

•	The certainty of financing for the Merger, which will be financed through a capital contribution from Hanwha Chemical using cash on hand.

The Filing Persons also considered a variety of risks and other potentially negative factors for the Public Shareholders and the Filing Persons concerning the Merger, including the fact that:

•	Following the Effective Date, the Public Shareholders will cease to participate in any future earnings of or benefit from any increases in the value of the Company; only certain of the Filing Persons that continue to be shareholders of the Company after the Effective Date would benefit by an increase in the value of the Company.

•	The Public Shareholders will have their Ordinary Shares (including the Ordinary Shares represented by ADSs) involuntarily cancelled in exchange for a cash price determined by the Filing Persons.

•	The Filing Persons that continue to be shareholders of the Company after the Merger will be the sole beneficiaries of the cost savings that result from taking the Company private.

•	The Public Shareholders will not have the right as a result of the Merger to liquidate their Ordinary Shares or ADSs at a time and for a price of their choice.

The Filing Persons concluded that analysis and determined that the costs of keeping the Company as a public company exceeded the benefits and therefore decided to pursue the possibility of a “short-form” merger without delay in order to realize the benefit of taking the Company private.

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Effect of the Merger on the Company

Parent owns approximately 93.9% of the Ordinary Shares (including Ordinary Shares represented by ADSs) immediately prior to the Merger.

Upon completion of the Merger, Parent will have beneficial ownership of 100% of the outstanding Ordinary Shares and complete control over the conduct of the Company’s business. The table below sets out the direct or indirect interest in the Company’s net book value and net income for Parent before and after the Merger, based on the historical net book value and net income of the Company as of December 31, 2017.

	Ownership Prior to the Merger				Ownership After the Merger
	Net Book Value		Earnings		Net Book Value		Earnings
Name	$’000%		$’000%		$’000%		$’000%
Hanwha Solar	746,560	93.9	(11,729)	93.9	800,455	100	(12,491)	100

Completion of the Merger will have the following effects:

•	Parent will be merged with the Company with Parent continuing as the Surviving Company, which will be wholly owned by Hanwha Chemical.

•	Each Ordinary Share (including Ordinary Shares represented by the ADSs) issued and outstanding immediately prior to the Effective Date (other than the Excluded Shares) will be automatically cancelled in exchange for the right of its holder to receive the Merger Consideration;

•	Upon completion of the Merger, the Public Shareholders will no longer have an interest in, and will not be shareholders of, the Company. They will not be able to participate in any future earnings and potential growth of the Company, but will also no longer bear the risk of any decreases in the value of the Company. In addition, the Public Shareholders will not share in the distribution of proceeds resulting from future sales of businesses of the Company, if any. All other incidents of stock ownership with respect to the Public Shareholders, such as the rights to vote on certain corporate decisions, to elect directors and to receive distributions upon the liquidation of the Company, will be extinguished upon completion of the Merger.

•	Upon completion of the Merger, the Public Shareholders will have liquidity, in the form of the Merger Consideration, in place of an ongoing equity interest in the Company.

•	The Company Stock Options that remain outstanding as of immediately prior to the Effective Date will be converted into Parent Stock Options upon the Effective Date, with the number of such stock options of the Surviving Company and the exercise price applicable thereto to be determined based on the Options Exchange Ratio.

Once the Merger is effective, public trading of the ADSs on the Nasdaq will cease. There will no longer be price quotations for the ADSs and the Company will undertake certain filings to terminate the registration of the ADSs under the Exchange Act. As a result, the Company will no longer be subject to reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Statement.

Plans After the Merger

Immediately after the completion of the Merger, Hanwha Chemical will own 100% of the equity interest in the Surviving Company. After the completion of the Merger, the Filing Persons anticipate that the Company will continue its current operations as the Surviving Company, except that (i) it will suspend its reporting obligations under the Exchange Act after filing a Form 15 with the SEC; (ii) the ADSs will be delisted from the Nasdaq and there will be no public market for the ADSs; and (iii) the name of the Surviving Company will be “Hanwha Q CELLS Co., Ltd.” The number of the directors of the Surviving Company will be five (5), though there are no plans or proposals to change the term of directors or to change any material term of the employment contract of any executive officer.

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In an effort to improve management efficiency in the rapidly changing solar market environment through integration of physical and human resources, the Company is currently contemplating transferring certain assets of its wholly owned subsidiary, Hanwha Q CELLS Corp., to an affiliate of the Company. Hanwha Q CELLS Corp.’s principal business activities include the development, manufacturing and sales of photovoltaic (PV) products. The assets of Hanwha Q CELLS Corp. to be transferred in the proposed transfer include trade receivables, various tangible and intangible assets, golf memberships, trade payables, and retirement benefit estimated liabilities. The transaction value is estimated to be approximately $22.9 million and the transfer is expected to occur in the fourth quarter of 2018, although the discussions are currently ongoing.

Except as otherwise described in this Statement, the Filing Persons have not, as of the date of this Statement, approved any specific plans or proposals or engaged in any negotiation for:

•	any extraordinary corporate transaction including merger, reorganization or liquidation, involving the Surviving Company or any of its subsidiaries after the completion of the Merger;

•	any purchase, sale or transfer of a material amount of assets of the Surviving Company or any of its subsidiaries after the completion of the Merger;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Surviving Company; or

•	any other material change in the Surviving Company’s corporate structure or business.

The Filing Persons reserve the right to continue to evaluate the business and operations of the Company with a view to maximizing its potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Merger to U.S. holders, as defined below, of the Ordinary Shares or the ADSs, as applicable. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated under the Code, administrative rulings and pronouncements and judicial decisions in effect as of the date of this Statement, all of which are subject to change (possibly with retroactive effect) and to differing interpretations (which may result in tax consequences different from those described below). In addition, this discussion only applies to U.S. holders that own the Ordinary Shares or the ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the U.S. federal estate, gift, Medicare, alternative minimum tax, and other non-income tax consequences or any U.S. state or local and non-U.S. tax consequences of the Merger that may be relevant to U.S. holders of Ordinary Shares or ADSs, as applicable. Moreover, the following summary does not address all aspects of U.S. federal income taxation that may be important to particular U.S. holders in light of their individual circumstances or special circumstances, all of whom may be subject to tax rules that differ significantly from those discussed below, such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

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•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their Ordinary Shares or ADSs pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their Ordinary Shares or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	investors subject to special tax accounting rules as a result of any item of gross income with respect to the Ordinary Shares or ADSs being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons that actually or constructively own 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares or ADSs through such entities.

No Filing Person has requested a ruling from the Internal Revenue Service (the “IRS”) in connection with the Merger. Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the Merger. Accordingly, there can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the U.S. federal income tax consequences of the Merger to U.S. holders of the Ordinary Shares or the ADSs.

Each U.S. holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances and the U.S. state or local and non-U.S. tax considerations of the Merger with respect to its Ordinary Shares or ADSs.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the Ordinary Shares or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under the Code and Treasury Regulations promulgated thereunder to be treated as a U.S. person (within the meaning of Section 7701(a)(30) of the Code).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Ordinary Shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership holding the Ordinary Shares or ADSs and a partner in such partnership should consult their tax advisors as to the particular U.S. federal income tax consequences of the Merger.

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Consequences of the Merger

The receipt of cash by a U.S. holder of the Company pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder of the Company will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the such holder receives in the Merger and such holder’s adjusted tax basis in such holder’s Ordinary Shares or ADSs, as applicable. Such gain or loss generally will be long-term capital gain or loss if, at the Effective Date, the shareholder has held such Ordinary Shares or ADSs, as applicable, for more than one year. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized pursuant to the Merger is subject to limitations. Any gain or loss recognized by U.S. holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

If a U.S. holder acquired different blocks of Ordinary Shares or ADSs, as applicable, at different times or different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of such Ordinary Shares or ADSs, as applicable.

Passive Foreign Investment Company Considerations

In general, the Company will be a passive foreign investment company, or a “PFIC,” for any taxable year in which (i) at least 75% of the Company’s gross income is passive income or (ii) at least 50% of the value of the Company’s assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties and rents. If the Company owns, directly or indirectly, at least 25% (by value) of the stock of another corporation, the Company will be treated, for purposes of the PFIC tests, as owning the Company’s proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. For purposes of the asset test, any cash and assets readily convertible into cash will count as producing passive income or held for the production of passive income.

The Company disclosed in its Annual Report, that the Company does not believe that it was a PFIC for U.S. federal income tax purposes for the taxable year that ended December 31, 2017, and the Company does not currently expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or the foreseeable future. Although the Company does not currently expect to be a PFIC for the current taxable year, because the determination of whether a company is a PFIC is made annually after the end of each taxable year, the Company cannot assure a U.S. holder that it is not a PFIC for the current taxable year. If the Company were a PFIC for any previous taxable year during which a U.S. holder owned Ordinary Shares or ADSs, the Company would generally continue to be treated as a PFIC with respect to that U.S. holder for all succeeding years during which the U.S. holder owned the Ordinary Shares or ADSs, as applicable, even if the Company ceased to meet the threshold requirements for PFIC status.

If the Company is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. holder held Ordinary Shares or ADSs, and the U.S. holder has not made a valid mark-to-market election or qualified electing fund election, any gain recognized by a U.S. holder on the disposition of an Ordinary Share or ADS generally would be allocated ratably over such U.S. holder’s holding period for the Ordinary Shares or ADSs, as applicable. The amount allocated to the taxable year of the disposition and to any year before the Company became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year, and an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

If the Company is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. holder held ADSs (but not Ordinary Shares) and certain conditions relating to the regular trading of the ADSs have been met in the past, a U.S. holder of ADSs (but not Ordinary Shares) may have been able to make a so called “mark-to-market” election with respect to its ADSs. If a U.S. holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. holder in the Merger would generally be treated as ordinary income or ordinary loss (limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). Because a mark-to-market election cannot be made for any of the Company’s subsidiaries that is or may have been a PFIC, a U.S. holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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The Company has not and does not intend to provide the information U.S. holders would need to make a qualified electing fund election for the current taxable year, and as such, the qualified electing fund election has not been and will not be available to U.S. holders.

If the Company is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. holder held Ordinary Shares or ADSs, a U.S. holder generally would be required to file IRS Form 8621 with respect to the disposition of Ordinary Shares or ADSs, as applicable, reporting gains realized with respect to the cash received in the Merger. The PFIC rules are complex, and each U.S. holder should consult its own tax advisors regarding the applicable consequences of the Merger to such U.S. holder if the Company is a PFIC or has been a PFIC during any prior year in which such U.S. holder held the Ordinary Shares or ADSs, as applicable.

Information Reporting and Backup Withholding

Cash payments made to a holder of the Ordinary Shares or ADSs pursuant to the Merger may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, if the holder of Ordinary Shares or ADSs is a corporation, is a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner. Each U.S. holder should consult its tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

ALL U.S. HOLDERS OF THE ORDINARY SHARES OR ADSS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE, LOCAL OR NON-U.S. INCOME AND OTHER TAX LAWS.

Material Cayman Islands Tax Consequences

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Shares under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in or produced before a court in the Cayman Islands (for example, for enforcement); (ii) registration fees will be payable to the Cayman Registrar to register the Plan of Merger; and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

Fairness of the Merger

Position of Filing Persons as to the Fairness of the Merger

Under the SEC rules, the Filing Persons are deemed to be engaged in a “going-private” transaction, which, if consummated, will result in the suspension of the SEC reporting obligations of the Company and its affiliates. Rule 13e-3 of the Exchange Act requires the Filing Persons to provide certain information regarding their position as to the fairness of the proposed Merger to the Public Shareholders. The Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

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Factors Considered in Determining Fairness

The Filing Persons believe that the proposed Merger is both substantively and procedurally fair to the Public Shareholders based on the following factors:

•	Merger Consideration. The Merger Consideration is all cash, which provides a specific amount of cash consideration for the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by, and liquidity to, the Public Shareholders and allows the Public Shareholders to avoid post-merger risks and uncertainties relating to the prospects of the Company. The Merger will enable the Public Shareholders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their Ordinary Shares or ADSs.

•	Current and Historical Market Prices of the ADSs. As discussed above, the Merger Consideration, at $0.198 per Ordinary Share, or $9.90 per ADS, represents a premium of approximately 50.0% over the unaffected closing price of $6.60 per ADS on August 2, 2018, the last trading day prior to Parent’s announcement of its Proposal, and a premium of 52.0% to the unaffected average closing price of $6.51 per ADS during the three-month period prior to August 2, 2018.

•	Formation of a Special Committee to Represent the Interests of Public Shareholders. The Board of Directors formed the Special Committee to evaluate the Proposal with the assistance of independent financial and legal advisors, and to determine whether to recommend the Merger and the Plan of Merger to the Board of Directors. Although the Board of Directors was not required under the Companies Law to consider the proposed effect of the Merger upon any particular group having an interest in the Company (such as the Public Shareholders) as a dominant factor, the Board of Directors nonetheless appointed the Special Committee to consider the proposed effect of the Merger on the Public Shareholders.

•	Opinion of Financial Advisor. The Special Committee and the Board of Directors considered the financial analyses prepared by Houlihan Lokey and reviewed by Houlihan Lokey with the Special Committee on October 14, 2018, as well as the oral opinion of Houlihan Lokey rendered to the Special Committee on October 14, 2018 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated October 14, 2018, a copy of which was provided to the Board of Directors by the Special Committee), as to the fairness, from a financial point of view, of the Per Ordinary Share Consideration to be received by the holders of Ordinary Shares (other than Affiliated Shares) and the Per ADS Consideration to be received by holders of ADSs (other than ADSs representing Affiliated Shares) pursuant to the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. See “Reports, Opinions, Appraisals and Negotiations—Opinion of Houlihan Lokey Capital, Inc.” beginning on page 26 of this Statement.

•	Unanimous Recommendation of the Special Committee. After evaluating the Proposed Transaction, the Special Committee unanimously determined that the Plan of Merger and the Merger were fair to, advisable and in the best interests of the Company, and unanimously recommended that the Board of Directors authorize and approve the Plan of Merger and the Merger.

•	Approval of the Audit Committee. The Audit Committee approved the Plan of Merger and the Merger, as well as the delisting of the ADSs from the Nasdaq and the termination of the registration of the ADSs under the Exchange Act in connection with the Merger.

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•	No Firm Offers. The Filing Persons considered the absence of any expression of interest from a third-party buyer for the Company during the past two years, including from the date Parent made its Proposal public because the absence of a third-party buyer demonstrated that the proposed Merger was the only likely source of prompt liquidity for the Ordinary Shares (including the Ordinary Shares represented by ADSs) that was simultaneously available to all of the Public Shareholders. In support of this factor, the Filing Persons considered the fact that no offer has been made in the last two years for (i) the merger or consolidation of the Company with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company. The Filing Persons also considered the fact that in its proposal, Parent announced that it would not be willing to sell its interest in the Company in a transaction. Further, the Filings Persons believe that “shopping” the Company would not only entail substantial time delays and detract from the amount of time and energy by management of the Company focused on the Company’s business, but would also disrupt and discourage the Company’s employees and create uncertainty among the Company’s end customers without any benefit to the Public Shareholders. The fact that the Filing Persons did not seek a buyer foreclosed the opportunity to consider an alternative transaction with a third-party purchaser of the Company or otherwise provide liquidity in the form of a third-party offer to the Public Shareholders. Accordingly, it is unlikely that finding a third-party buyer for the Company was a realistic option for the Public Shareholders.

•	Elimination of Future Financial Performance Risks of the Company. The Merger would shift the risk of the future financial performance of the Company from the Public Shareholders, who do not have the power to control decisions made regarding the Company’s business, entirely to the Filing Persons who have the power to control the Company’s business.

•	No Dividends. Based on the Company’s disclosure in its Annual Report, incorporated by reference under Exhibit (a)(1) hereto, it has no intention to pay dividends in the foreseeable future. Therefore, it is unlikely that the shareholders of the Company will have an opportunity to make profits from their investments in the Company without liquidating their Ordinary Shares (including the Ordinary Shares represented by ADSs).

•	No Reporting Obligations. After the Merger, the Company will no longer be subject to the costly reporting and other disclosure requirements of the Exchange Act, including those instituted under the SOX.

•	Dissenters’ Rights. Although the Merger does not require a shareholder vote or the approval of a majority of the Public Shareholders, and there has not been a representative of the Public Shareholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Merger was (i) unanimously recommended by the Special Committee, composed exclusively of independent and disinterested directors of the Company, which was appointed by the Board of Directors to consider, among other factors, the proposed effect of the Merger on the Public Shareholders; (ii) approved by the Audit Committee, composed exclusively of independent and disinterested directors of the Company; and (iii) approved by the Board of Directors, which included the approval of all of the independent and disinterested directors of the Company. Holders of the Ordinary Shares or the ADSs will not be entitled to dissenters’ rights in accordance with section 238 of the Companies Law because the Merger is a short-form merger, as opposed to a long-form merger as contemplated by section 238 of the Companies Law.

•	No Liquidity or Trading Market. The Public Shareholders do not currently have, and are not likely to see, substantial liquidity in their Ordinary Shares (including the Ordinary Shares represented by ADSs). Because Parent owns approximately 93.9% of the total outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs), there is a limited public float, and it is unlikely that substantial trading or liquidity will develop. The Merger provides the Public Shareholders liquidity for their full holdings at a guaranteed price.

•	Merger Not Conditioned on Financing. The Merger is not conditioned on any financing being obtained by Parent, thus increasing the likelihood that the Merger will be completed and the Merger Consideration will be paid to the Public Shareholders.

The Filing Persons did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because it believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger.

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In their consideration of the fairness of the proposed Merger, the Filing Persons did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for the Public Shareholders due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Filing Persons did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.

The foregoing discussion of the information and factors considered and given weight by the Filing Persons in connection with its evaluation of the fairness of the Merger to the Public Shareholders is not intended to be exhaustive, but include all material factors considered. The Filing Persons found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the fairness of the Merger to the Public Shareholders. Rather, the Filing Persons made the fairness determinations after considering all of the foregoing factors as a whole.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is fair to the Public Shareholders, the Filing Persons, acting individually, have also weighed the following negative factors:

•	No Future Participation in the Prospects of the Company. Following the consummation of the Merger, the Public Shareholders will cease to participate in any future earnings of or benefit from any increases in the value of the Company. Only certain of the Filing Persons that continue to be shareholders of the Company after the completion of the Merger would benefit by an increase in the value of the Company.

•	Actual or Potential Conflicts of Interest. Filing Persons may be deemed to own approximately 93.9% of the total outstanding Shares immediately prior to the Merger and, immediately following the Merger, will own 100% of the Company. Accordingly, and as disclosed herein, the interests of the Filing Persons in determining the merger consideration are adverse to the interests of the Public Shareholders.

•	No Opportunity for the Public Shareholders to Vote on the Merger. Because the Merger is being effected pursuant to a “short-form” merger under section 233(7) of Companies Law, the Merger does not require approval by the Company’s shareholders. The Public Shareholders will not therefore have the opportunity to vote on the Merger. Further, the Public Shareholders will not be able to exercise any dissenters’ rights under section 238 of the Companies Law.

•	Inapplicability of the SOX. The Company will no longer be subject to the provisions of the SOX or the liability provisions of the Exchange Act.

After weighing these negative factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is fair to the Public Shareholders.

Specifically with respect to procedural fairness, the Filing Persons considered the fact that the Special Committee, which was composed exclusively of independent and disinterested directors of the Company, was empowered to recommend the approval or rejection of the Proposed Transaction to the Board of Directors, and the Board of Directors resolved that it would not approve the Proposed Transaction unless it was recommended unanimously by the Special Committee. In addition, the Filing Persons have prepared this Statement in accordance with Rule 13e-3 under the Exchange Act, and intend to mail the definitive Statement to the shareholders of the Company at least 20 days prior to the Effective Date. Therefore, the Filing Persons have determined that the Merger is fair to the Public Shareholders from procedural perspective because it is in compliance with all requirements from procedural perspective under Rule 13e-3 of the Exchange Act and the Companies Law, in each case to the extent applicable to a “short-form” merger to be effected under the Companies Law.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Shareholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

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REPORTS, OPINIONS, APPRAiSALS, and NEGOTIATIONS

Certain Financial Projections

The Company does not, as a matter of course, publicly disclose long-term forecasts or projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, the Company is including in this Statement certain unaudited prospective financial information that was provided to Parent in connection with the Proposed Transaction. Specifically, in September 2018, the Company provided Parent with certain unaudited prospective financial information, including revenue, revenue growth rate, cost of sales, gross profit, gross profit margin, adjusted EBITDA and adjusted EBIT projections for the fiscal year ending December 31, 2018 through the fiscal year ending December 31, 2023, which are set forth in the table below (the “Management Projections”). The Management Projections were also part of and included in the unaudited prospective financial information that was made available to the Special Committee for purposes of evaluating the Merger. The Company also provided the Management Projections, together with certain adjustments to reflect public company costs and certain capital expenditures depreciation expense related to the Company’s Malaysian subsidiary (the Management Projections as so adjusted, the “Adjusted Management Projections”), as discussed in the footnotes to the table below, to Houlihan Lokey for purposes of rendering its fairness opinion and performing its related financial analyses, as described in “Reports, Opinions, Appraisals, and Negotiations—Opinion of Houlihan Lokey Capital, Inc.” The Management Projections were prepared by management in good faith based on management’s best available estimates and judgments with respect to the Company’s future financial results and condition of the Company at the time they were prepared and speak only as of that time.

The inclusion of the Management Projections should not be regarded as an indication that the Company, the Board, the Special Committee, the Filing Persons or Houlihan Lokey considered, or now considers, the Management Projections to be a reliable prediction of future results. No person has made or makes any representation or warranty to any person, including any shareholder of the Company, regarding the information included in the Management Projections.

The Management Projections were prepared by the Company’s management in August 2018 based on certain assumptions that management then believed to be potentially achievable. Although the Management Projections were prepared in good faith by management, no assurance can be made regarding future events and actual results may be significantly higher or lower than forecasted by the Management Projections. The Management Projections also reflect assumptions as of their respective time of preparation as to certain business decisions that are subject to change. Although presented with numerical specificity, the Management Projections are based upon a variety of estimates and numerous assumptions made by management with respect to, among other matters, industry performance, general international business, economic, tax, regulatory, geopolitical, market and financial conditions and the factors described in “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict, are subject to significant economic and competitive uncertainties, and are beyond the Company’s control. The Management Projections also assume that the Company would continue to operate as a standalone company and do not reflect any impact of the Proposed Transaction. Furthermore, the Management Projections do not take into account any failure of the Merger to be completed and should not be viewed as reflective of management’s expectations under those circumstances. In addition, because the Management Projections cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the Management Projections will prove accurate, that the projected results will be realized or that actual results will not be significantly higher or lower than projected results. The Management Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such.

Except to the extent required by law, the Company does not intend to update or otherwise revise the Management Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate.

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The Management Projections were not prepared with a view toward public disclosure or complying with U.S. Generally Accepted Accounting Principles (“GAAP”), the published guidelines of the SEC regarding financial projections and forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections and forecasts. Neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in the Management Projections and, accordingly, neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information.

The Management Projections include “non-GAAP financial measures,” which are financial measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude items, including charges and credits, that are required to be included in a GAAP presentation. The projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.

The following table summarizes the Management Projections:

	2018E	2019E	2020E	2021E	2022E	2023E
	($ in millions)
Revenues	$2,243.6	$2,098.0	$2,126.5	$2,177.3	$2,244.8	$2,290.2
Cost of Sales	(1,868.4)	(1,796.5)	(1,790.7)	(1,807.3)	(1,836.0)	(1,844.1)
Gross Profit	$375.2	$301.5	$335.8	$370.0	$408.8	$446.0
Gross Margin %	16.7%	14.4%	15.8%	17.0%	18.2%	19.5%
EBIT [1][2]	$147.4	$101.9	$135.3	$168.5	$205.3	$241.1
EBITDA [1]	$222.7	$177.2	$210.6	$243.8	$280.6	$316.4

Note: The Management Projections shown above exclude the impact of non-operating expenses.

1.	The Management Projections exclude public company costs from 2019E through 2023E. There are $2.2 million of public company costs included in the 2018E figures shown above, and public company costs are expected to increase at an inflationary rate thereafter. These costs were reflected, at the direction of Company management, in the Adjusted Management Projections.

2.	The Management Projections exclude $64.0 million of capital expenditures in 2018E related to the Company’s Malaysian subsidiary. As a result, the Management Projections shown above do not include the impact of the corresponding $12.8 million of depreciation expense per year from 2019E through 2023E. These capital expenditures and the corresponding amounts of depreciation expense were reflected, at the direction of Company management, in the Adjusted Management Projections.

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Opinion of Houlihan Lokey Capital, Inc.

On October 14, 2018, Houlihan Lokey verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated October 14, 2018, a copy of which was provided to the Board of Directors by the Special Committee), as to the fairness, from a financial point of view, of the Per Ordinary Share Consideration to be received by the holders of Ordinary Shares (other than Affiliated Shares) and the Per ADS Consideration to be received by holders of ADSs (other than ADSs representing Affiliated Shares) pursuant to the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion.

On October 19, 2018, the Special Committee informed Houlihan Lokey that the Per Ordinary Share Consideration of $0.20 in the draft of the Plan of Merger dated October 14, 2018 that was provided to and reviewed by Houlihan Lokey in connection with its opinion was a scrivener’s error and that the correct amount of the Per Ordinary Share Consideration should have been $0.198 per Ordinary Share. The Special Committee asked Houlihan Lokey to confirm, and Houlihan Lokey confirmed in a letter addressed to the Special Committee dated October 22, 2018, that this correction in the Per Ordinary Share Consideration would not have affected Houlihan Lokey’s financial analyses and that the only change in Houlihan Lokey’s opinion would have been to state $0.198 as the Per Ordinary Share Consideration instead of $0.20. All references to the “Per Ordinary Share Consideration” in Houlihan Lokey’s opinion and this section “—Opinion of Houlihan Lokey Capital, Inc.” refer to the Per Ordinary Share Consideration of $0.20 per Ordinary Share.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Per Ordinary Share Consideration to be received by the holders of Ordinary Shares (other than Affiliated Shares) and the Per ADS Consideration to be received by holders of ADSs (other than ADSs representing Affiliated Shares) pursuant to the Plan of Merger, and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit (c)(1) to this Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board of Directors, any security holder of the Company or any other person as to how to act or vote with respect to any matter relating to the Merger.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed a draft dated October 14, 2018 of the Plan of Merger to be entered into between Parent and the Company (the “Agreement”);

•	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including the Adjusted Management Projections, which were prepared by or discussed with the management of the Company relating to the Company for the fiscal years ending 2018 through 2023;

•	spoken with certain members of the management of the Company and certain of its and the Special Committee’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Merger and related matters;

•	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

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•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the Adjusted Management Projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements as of the date of Houlihan Lokey’s opinion and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Plan of Merger and all other related documents and instruments that are referred to therein were true and correct, (b) each party to the Plan of Merger and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, and (c) the Merger would be consummated in a timely manner in accordance with the terms described in the Plan of Merger and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Merger would be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Merger or the Company that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Plan of Merger would not differ in any respect from the draft of the Plan of Merger identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Parent or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or Parent was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Parent was or may have been a party or was or may have been subject.

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Houlihan Lokey was not requested to, and did not, (a) initiate any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Merger, (b) identify or introduce to the Special Committee or the Company, or screen for creditworthiness, any prospective investors, lenders or other participants in the Merger, or (c) advise the Special Committee, the Board of Directors, the Company or any other party with respect to alternatives to the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of such opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of such opinion.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with the Special Committee’s evaluation of the Merger and for the use of the Board of Directors (in its capacity as such) in connection with the Board of Directors’ consideration of the Special Committee’s recommendation to the Board of Directors in respect of the Merger, and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Board of Directors, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board of Directors, the Company, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Per Ordinary Share Consideration and the Per ADS Consideration to the extent expressly specified in Houlihan Lokey’s opinion), (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Per Ordinary Share Consideration or the Per ADS Consideration or otherwise, (ix) potential developments in the credit, financial or stock markets, including, without limitation, the market for ADSs, or (x) the price or range of prices at which ADSs will trade, or Ordinary Shares will be transferable, at any time. At the direction of the Special Committee, for purposes of Houlihan Lokey’s analyses and its opinion, Houlihan Lokey assumed that each ADS represents, and is equivalent in value and all other respects to, fifty Ordinary Shares. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board of Directors, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Merger or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Adjusted Management Projections prepared by the management of the Company and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

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Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee and the Board of Directors in evaluating the proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Per Ordinary Share Consideration or the Per ADS Consideration or of the views of the Special Committee or management with respect to the Merger or the Per Ordinary Share Consideration or the Per ADS Consideration. Under the terms of its engagement by the Company, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed Merger or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Special Committee, the Board of Directors, the Company, Parent, any security holder or creditor of the Company or Parent or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Merger were determined through negotiation between the Special Committee and Parent, and the decision to enter into the Plan of Merger was solely that of the Special Committee and the Board of Directors.

Financial Analyses

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses, including those described below under the heading “—October 14, 2018 Financial Presentation.” The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on October 14, 2018. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•	Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet) less the amount of its equity-method investments.

•	EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

•	Adjusted EBITDA – generally, EBITDA adjusted for certain non-recurring items.

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Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the Company’s ADSs and the common stock/ADSs of the selected companies listed below as of October 12, 2018, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the Adjusted Management Projections. The estimates of the future financial performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of LTM (based on the latest twelve month information that was publicly available on October 12, 2018 for the selected companies, and the twelve month period ending August 31, 2018 for the Company) Adjusted EBITDA.

•	Enterprise value as a multiple of estimated calendar year (“CY”) 2018 Adjusted EBITDA.

•	Enterprise value as a multiple of estimated CY 2019 Adjusted EBITDA.

•	Enterprise value as a multiple of estimated CY 2020 Adjusted EBITDA.

The selected companies included the following:

o	Canadian Solar Inc.

o	EGing Photovoltaic Technology Co., Ltd.

o	First Solar, Inc.

o	JinkoSolar Holding Co., Ltd.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 9.0x to 10.5x LTM Adjusted EBITDA, 7.0x to 8.5x estimated CY 2018 Adjusted EBITDA, 8.5x to 10.0x estimated CY 2019 Adjusted EBITDA and 8.0x to 9.5x estimated CY 2020 Adjusted EBITDA to corresponding financial data for the Company. The selected companies analysis indicated implied per ADS value reference ranges of $6.75 to $10.00 per Company ADS based on the selected range of multiples of LTM Adjusted EBITDA, $5.89 to $9.90 per Company ADS based on the selected range of multiples of estimated CY 2018 Adjusted EBITDA, $5.04 to $8.18 per Company ADS based on the selected range of multiples of estimated CY 2019 Adjusted EBITDA and $7.19 to $10.94 per Company ADS based on the selected range of multiples of estimated CY 2020 Adjusted EBITDA, as compared to the Per ADS Consideration of $9.90.

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Transaction value as a multiple of NFY (based on the latest next fiscal year information that was publicly available prior to the applicable transaction announcement date) Adjusted EBITDA.

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The selected transactions consisted of the following:

Date Announced	Target	Acquiror
11/16/2017	JA Solar Holdings Co., Ltd.	Company Chairman and CEO
10/16/2017	Gintech Energy Corporation	Neo Solar Power Corporation
10/16/2017	Solartech Energy Corp.	Neo Solar Power Corporation
5/3/2016	GD Solar Co., Ltd.	Tianjin Zhonghaun Semiconductor Co., Ltd.
12/14/2015	Trina Solar Limited	Company Chairman and CEO
11/24/2014	REC Solar ASA	Bluestar Elkem Investment Co. Ltd.
6/17/2014	Silevo, Inc.	SolarCity Corporation
9/11/2013	LDK Solar High-Tech (Hefei) Co. Ltd.	Tongwei Group Co. Ltd.

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of 7.0x to 8.5x estimated NFY Adjusted EBITDA to estimated CY 2018 Adjusted EBITDA for the Company. The selected transactions analysis indicated implied per ADS value reference ranges of $5.89 to $9.90 per Company ADS based on the selected range of multiples, as compared to the Per ADS Consideration of $9.90.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Adjusted Management Projections. Houlihan Lokey calculated terminal values for the Company by applying a range of perpetuity growth rates of 2.00% to 3.00% to the Company’s normalized 2023 unlevered free cash flows. The net present values of the Company’s projected future cash flows and terminal values were then calculated using discount rates ranging from 10.50% to 11.50%. The discounted cash flow analysis indicated an implied per ADS reference range of $7.59 to $12.35 per Company ADS, as compared to Per ADS Consideration of $9.90.

Miscellaneous

Houlihan Lokey was engaged by the Special Committee to act as its financial advisor in connection with the Merger and provide financial advisory services to the Special Committee as to the fairness from a financial point of view of the Per Ordinary Share Consideration to be received by the holders of Ordinary Shares (other than Affiliated Shares) and the Per ADS Consideration to be received by holders of ADSs (other than ADSs representing Affiliated Shares). The Special Committee engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Special Committee, Houlihan Lokey is entitled to a fixed fee of US$525,000, US$262,500 of which became payable upon the execution of Houlihan Lokey’s engagement letter and US$262,500 of which became payable upon the delivery of Houlihan Lokey’s opinion. No portion of Houlihan Lokey’s fee is contingent upon any conclusions set forth in Houlihan Lokey’s opinion or the consummation of the Merger. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Houlihan Lokey has in the past provided financial advisory and/or other financial or consulting services to the Company, for which Houlihan Lokey and/or its affiliates have received compensation, including, among other things, having acted as financial advisor to a special committee of the Company in connection with that special committee’s evaluation of the acquisition by the Company of Hanwha Q Cells Investment Co., Ltd., which transaction was completed in February 2015. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

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Houlihan Lokey has also acted as financial advisor to the Special Committee in connection with, and has participated in certain of the negotiations leading to, the Merger and will receive a fee for such services, a portion of which became payable upon Houlihan Lokey’s delivery of its opinion. No portion of the fee was contingent upon any conclusions set forth in Houlihan Lokey’s opinion or is contingent upon the consummation of the Merger. The Company has agreed to reimburse certain of Houlihan Lokey’s expenses and to indemnify Houlihan Lokey and certain related parties for certain potential liabilities arising out of its engagement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Statement and the documents incorporated by reference in this Statement include certain forward-looking statements. These statements appear throughout this Statement and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other risk factors identified in (i) the Annual Report, (ii) the Company’s financial results for the first and second quarters of 2018 as exhibits to Form 6-Ks furnished with the SEC on May 14, 2018 and August 13, 2018, respectively, and (iii) as otherwise described in the Company’s filings with the SEC from time to time.

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TRANSACTION STATEMENT

ITEM 1. SUMMARY TERM SHEET

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Statement.

ITEM 2. SUBJECT COMPANY INFORMATION

(a)	Name and Address

The name of the subject company is Hanwha Q CELLS Co., Ltd. The principal executive offices of the Company are located at Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. The Company’s telephone number at this address is +82-2-729-3803 and its fax number is +82-2-729-3003. The Company’s registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov/.

(b)	Securities

The exact title of the class of equity securities subject to the Merger is Ordinary Shares of the Company, par value $0.0001 per share, and ADSs, each representing fifty Ordinary Shares. According to the Company, as of October 19, 2018, there were a total of 4,165,088,417 issued and outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs), and approximately 261,097,950 Ordinary Shares were represented by the ADSs.

(c)	Trading Market and Price

The ADSs are listed on the Nasdaq and trades under the symbol “HQCL.” The following table sets forth the high and low sales prices per share of the ADSs for the periods indicated as quoted on the Nasdaq.

	Closing Price
Period	High	Low
	(In USD)
For the year ended December 31, 2016
First Quarter	$22.34	$14.00
Second Quarter	$15.03	$10.90
Third Quarter	$15.18	$10.51
Fourth Quarter	$12.01	$7.71
For the year ended December 31, 2017
First Quarter	$9.52	$6.70
Second Quarter	$7.45	$6.17
Third Quarter	$9.22	$6.52
Fourth Quarter	$9.05	$7.02
For the year ended December 31, 2018
First Quarter	$8.67	$7.06
Second Quarter	$7.75	$6.02
Third Quarter	$8.80	$5.43
Fourth Quarter (through October 19, 2018)	$9.70	$8.11

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(d)	Dividends

To the knowledge of the Filing Persons, the Company has never declared or paid any dividends in respect of the Ordinary Shares or the ADSs. If the Company pays any dividends, holders of the ADSs will receive payment to the same extent as holders of the Ordinary Shares, subject to the terms of the Deposit Agreement, incorporated by reference under Exhibit (d)(3) hereto, including the fees and expenses payable thereunder. To the knowledge of the Filing Persons, consistent with the Annual Report, the Company has no intention to pay dividends in the foreseeable future and intends to retain all of its available funds and any future earnings to operate and expand its business.

The holders of the Ordinary Shares or the ADSs, as applicable, are entitled to such dividends as may be declared by the Board of Directors (provided that under the laws of the Cayman Islands, the Company may pay a dividend only out of either profit or the Company’s share premium account, and provided further that in no circumstances may the Company pay a dividend if it would result in the Company being unable to pay its debts as they fall due in the ordinary course of business). Even if the Board of Directors decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

(e)	Prior Public Offerings

Neither the Company nor any of the other Filing Persons has made an underwritten public offering of the Ordinary Shares or the ADSs for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A.

(f)	Prior Stock Purchases

The following table shows purchases by the Company of the Ordinary Shares or the ADSs during the past two years:

Transaction Date	Total Number of Shares Purchased	Range of Prices Paid per Share	Average Price Paid per Share
September 2, 2018	20,070,375	$0.0001	$0.0001
July 25, 2018	20,062,348	$0.0001	$0.0001

Except as described above, there was no purchase of any Ordinary Share or ADS by any Filing Person or any affiliate of any Filing Person during the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

Hanwha Q CELLS Co., Ltd.

Hanwha Q CELLS Co., Ltd. is the subject company. The principal executive offices of the Company are located at Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. The Company’s telephone number at this address is +82-2-729-3803 and its fax number is +82-2-729-3003. The Company’s registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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The Company is a leading global solar energy company involved in the manufacturing and sales of solar cells and modules. The Company manufactures a variety of photovoltaic cells and photovoltaic modules at its manufacturing facilities in China and Malaysia, using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. The Company sells photovoltaic cells and photovoltaic modules directly to utility companies, system integrators and also through third-party distributors. The Company supplies its solar products across the world; mainly to the United States, China, Europe, Korea, India and Japan. The Company is also growing a nascent engineering, procurement and construction group that is focusing on markets in Europe, Turkey and Australia, in addition to the United States.

Hanwha Solar Holdings Co., Ltd.

Hanwha Solar Holdings Co., Ltd. is an exempted company incorporated in the Cayman Islands with limited liability that owns approximately 93.9% of the issued and outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs). The registered office of Hanwha Solar is at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, c/o Hanwha Chemical Corporation, Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. Hanwha Solar’s telephone number at this address is +82-2-729-3353.

Hanwha Chemical Corporation

Hanwha Chemical Corporation is a corporation with limited liability incorporated under the laws of Korea that owns 100% of Hanwha Solar. Hanwha Chemical is listed on the Korea Exchange under the code “009830.” Hanwha Chemical may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar. The registered office of Hanwha Chemical is Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. Hanwha Chemical Corporation’s telephone number at this address is +82-2-729-2700.

Since its establishment in 1965, Hanwha Chemical has been at the forefront of Korea’s advancements in the chemical industry. Starting with Korea’s first production of PVC (Polyvinyl Chloride), Hanwha Chemical began producing a full array of basic petrochemical products including LDPE (Low Density Polyethylene), LLDPE (Linear Low-Density Polyethylene), and CA (Chlor-Alkali), all of which has since served as base products across a wide range of industries. Hanwha Chemical has been expanding its product line to include Polysilicon, a core feedstock for solar PV cells, as well as specialty products like CPVC (Chlorinated Polyvinyl Chloride) and hydrogenated resins.

Hanwha Corporation

Hanwha Corporation is the controlling shareholder of Hanwha Chemical, which is the parent company of Hanwha Solar, the Company’s largest shareholder. Hanwha Corporation is listed on the Korea Exchange under the code “000880.” Hanwha Corporation holds approximately 36.3% of the issued and outstanding shares of Hanwha Chemical. Hanwha Corporation may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar. The registered office of Hanwha Corporation is Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. Hanwha Corporation’s telephone number at this address is +82-2-729-1093.

Since its establishment in 1952, Hanwha Corporation has continued its growth by realigning its business operations to focus on the Explosive and Defense Divisions, and Trading Division. Hanwha Corporation merged with Hanwha TechM, which currently is known as Hanwha Corporation/Machinery Division on October 1, 2014.

Mr. Seung-Youn Kim

Mr. Seung-Youn Kim is currently, and has been for five years preceding the date of this filing, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation. Mr. Seung-Youn Kim holds approximately 18.8% of the issued and outstanding shares of Hanwha Corporation. Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar. Mr. Seung-Youn Kim’s business address is Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea, and his telephone number is +82-2-729-1623. He is a citizen of the Republic of Korea.

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Information relating to the directors and executive officers of the Company, Hanwha Solar, Hanwha Chemical and Hanwha Corporation is set forth on Schedule I hereto.

During the five years preceding the date of this filing, none of the Filing Persons, nor to the best knowledge of the filing Persons, any person listed on Schedule I hereto or mentioned above has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(b)	Business and Background of Entities

See this Item 3 under “(a) Name and Address” above.

(c)	Business and Background of Natural Persons

See this Item 3 under “(a) Name and Address” above.

ITEM 4. TERMS OF THE TRANSACTION

(a)	Material Terms

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Statement.

The Transaction will be in the form of a “short-form” merger of the Company with and into Parent in accordance with the provisions of the Companies Law. Pursuant to section 233(7) of the Companies Law, a “short-form” merger refers to the merger of a parent company with one or more of its subsidiaries to form a single surviving company. For these purposes, a parent company means a company that holds issued shares representing at least ninety percent (90%) of the votes at a general meeting of another company. The Company and Parent will merge on the terms and conditions contained in the Plan of Merger entered into by the Company and Parent and to be filed with the Registrar of the Companies of the Cayman Islands, pursuant to which Parent will merge with the Company and the Company will cease to exist, and Parent will continue as the Surviving Company.

For discussion on the reasons for engaging in the transaction, see Item 7 under “Purposes, Alternatives, Reasons And Effects of the Transaction” below.

Under the Plan of Merger, the constituent companies (as defined in the Companies Law) to the Merger will be the Company and Parent. The surviving company (as defined in the Companies Law) will be the Surviving Company which will be named “Hanwha Q CELLS Co., Ltd.” The Surviving Company will have its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

The Effective Date of the Merger is expected to occur 20 days following the date of the mailing of this Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws.

On the Effective Date,

•	each share in Parent issued and outstanding immediately prior to the Effective Date shall be converted into and become one validly issued, fully paid and non-assessable share with a par value of $0.01 each in the share capital of the Surviving Company

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•	each Ordinary Share (including such Ordinary Share represented by ADSs) issued and outstanding immediately prior to the Effective Date (other than the Excluded Shares) will be cancelled in exchange for the right to receive $0.198 per Ordinary Share in cash without interest (provided that the aggregate amount of cash that each holder of such Ordinary Shares is entitled to receive for all Ordinary Shares held by such holder shall be aggregated and rounded to the nearest cent (with $0.005 being rounded upward)), and for the avoidance of doubt, because each ADS represents fifty Ordinary Shares, each outstanding ADS (other than any ADS that represents the Excluded Shares) will represent the right to receive $9.90 per ADS in cash without interest (less $0.05 per ADS cancellation fees, and, if applicable, a depositary service fee (DSF) of $0.02 per ADS, in each case, pursuant to the terms of the Deposit Agreement, incorporated by reference under Exhibit (d)(3) hereto, governing the ADSs and net of any applicable withholding taxes);

•	each Excluded Share issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

•	the Company Stock Options that remain outstanding as of immediately prior to the Effective Date will be converted into Parent Stock Options upon the Effective Date, with the number of such stock options of the Surviving Company and the exercise price applicable thereto to be determined based on the Options Exchange Ratio; and

•	the rights and restrictions attached to the shares of the Surviving Company will be set out in the Memorandum of Association and Articles of Association of the Surviving Company.

On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of Parent and the Company shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as Parent and the Company, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of Parent and the Company.

Under section 233(7) of the Companies Law, because Parent will hold at least 90% of the voting rights attached to the outstanding Ordinary Shares on or prior to the Effective Date, Parent will have the power to effect the Merger without a vote of the shareholders of the Company. The Filing Persons intend to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of the shareholders of the Company.

Pursuant to section 233(3) of the Companies Law, the boards of directors of Parent and the Company have approved the Plan of Merger.

Under that certain Shareholder Agreement by and between the Company and Parent, dated as of December 8, 2014 (the “Shareholder Agreement”), incorporated by reference under Exhibit (d)(2) hereto, the prior approval of a majority of the Company’s independent directors will be required to delist the ADSs from the Nasdaq or terminate the registration of the ADSs under the Exchange Act. Also, under the Shareholder Agreement, Parent may not acquire, directly or indirectly, by purchase, squeeze-out, merger, consolidation, compulsory acquisition, scheme of arrangement, recapitalization, negotiated transaction or otherwise, that number of the Ordinary Shares (including the Ordinary Shares represented by the ADSs) that would result in a beneficial ownership percentage of 95.03% or greater unless such acquisition, however structured, shall have been approved in advance by a majority of the Company’s independent directors.

In addition, under the Memorandum and Article of Association of the Company, the prior approval of the Audit Committee is required to delist the ADSs from the Nasdaq, terminate the registration of the ADSs under the Exchange Act. The Special Committee, composed exclusively of independent and disinterested directors of the Company, unanimously determined that the Plan of Merger and the Merger are fair to, advisable and in the best interests of the Company, and unanimously recommended that the Board of Directors authorize and approve the Plan of Merger and the Merger. The Audit Committee also approved the Plan of Merger and the Merger, as well as for the Company to delist the ADSs from the Nasdaq and terminate the registration of the ADSs under the Exchange Act in connection with the Merger. The Board of Directors approved the Plan of Merger and the Merger, which included the approval of all of the independent and disinterested directors of the Company.

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The ADSs are currently listed on the Nasdaq under the symbol “HQCL.” It is expected that, immediately following the completion of the Merger, the Company will cease to be a publicly traded company and the Surviving Company will instead become wholly owned by Hanwha Chemical. Following the completion of the Merger, the ADSs will cease to be listed on the Nasdaq, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, registration of the ADSs and the underlying Ordinary Shares under the Exchange Act will be terminated. After the Effective Date, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to U.S. federal securities laws, including the SOX, applicable to public companies. After the completion of the Merger, the holder of the Ordinary Shares or the ADSs will no longer enjoy the rights or protections that U.S. federal securities laws provide.

For U.S. federal income tax purposes, the receipt of the Merger Consideration by holders of the Ordinary Shares or ADSs, as applicable, pursuant to the Merger will be a taxable sale of the holders’ Ordinary Shares or ADSs, as applicable.

(c)	Different Terms

Security holders of the Company will be treated as described in this Item 4 under “(a) Material Terms” above.

(d)	Appraisal Rights

Parent expects to merge with the Company in a short-form merger in accordance with Part XVI (and in particular section 233(7)) of the Companies Law with Parent continuing as the Surviving Company. Under section 233(7) of the Companies Law, because the Merger is a short-form merger, the vote of the holders of Ordinary Shares and the holders of ADSs is not required to effect the Merger. Section 238 of the Companies Law attached as Exhibit (f)(1) hereto provides a procedure for exercising dissenters’ rights in the case of a long-form merger. However, because the Merger is a short-form merger, the terms of section 238 of the Companies Law do not apply to the Public Shareholders in connection with the Merger. Before the Effective Date, a copy of the Plan of Merger will be provided to each holder of the Ordinary Shares (including the Ordinary Shares represented by ADSs) pursuant to section 233(7) of the Companies Law.

(e)	Provisions for Unaffiliated Security Holders

None of the Filing Persons intend to grant the unaffiliated shareholders of the Company special access to the corporate files of the Company in connection with the Merger. None of the Filing Persons intend to obtain counsel or appraisal services at the expense of the Filing Persons for the unaffiliated shareholders of the Company.

(f)	Eligibility for Listing or Trading

Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions

Apart from the transactions as disclosed in “Material Transactions with Certain Shareholders and Affiliated Companies” of the Annual Report, and other than as described in this Statement, there have been no transactions that occurred during the past two years between the Filing Persons (including their respective executive officers, directors and controlling persons) and the Company or any of its executive officers, directors or affiliates.

(b)—(c)	Significant Corporate Events; Negotiations or Contacts

See the Section above captioned “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger—Background of the Transaction” beginning on page 11 of this Statement.

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In an effort to improve management efficiency in the rapidly changing solar market environment through integration of physical and human resources, the Company is currently contemplating transferring certain assets of its wholly owned subsidiary, Hanwha Q CELLS Corp., to an affiliate of the Company. Hanwha Q CELLS Corp.’s principal business activities include the development, manufacturing and sales of photovoltaic (PV) products. The assets of Hanwha Q CELLS Corp. to be transferred in the proposed transfer include trade receivables, various tangible and intangible assets, golf memberships, trade payables, and retirement benefit estimated liabilities. The transaction value is estimated to be approximately $22.9 million and the transfer is expected to occur in the fourth quarter of 2018, although the discussions are currently ongoing.

Other than as described in this Statement, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company’s securities, election of the Company’s directors or sale or other transfer of a material amount of assets of the Company.

Other than the transactions described in this Statement, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in the paragraph above named as “Significant Corporate Events” between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

(d)	Agreements Involving the Subject Company’s Securities

Other than as described in this Statement, there is no agreement, arrangement or understanding, whether or not legally enforceable, between any of the Filing Persons and any other person with respect to any securities of the Company.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired

The Ordinary Shares and the ADSs acquired in the Merger from the unaffiliated shareholders of the Company will be cancelled.

(c)(1)—(8)	Plans

It is currently expected that, following the Effective Date, the business and operations of the Company will, except as set forth in this Statement, be conducted by the Surviving Company and/or its subsidiaries substantially as they currently are being conducted. Following the Effective Date, the Filing Persons intend to cause the Company to delist the ADSs from trading on the Nasdaq and suspend its reporting obligations under the Exchange Act upon filing a Form 15 with the SEC.

After the Effective Date, Hanwha Chemical will own 100% of the equity interest in the Surviving Company. After the completion of the Merger, the Filing Persons anticipate that Parent will continue its current operations under the Surviving Company, except that (i) it will suspend the Company’s reporting obligations under the Exchange Act after filing a Form 15 with the SEC; (ii) the ADSs will be delisted from the Nasdaq and there will be no public market for the ADSs; and (iii) the name of the Surviving Company will be “Hanwha Q CELLS Co., Ltd.” The number of directors of the Surviving Company shall initially be five, and there are no plans or proposals to change the directors’ terms or to change any material term of the employment contract of any executive officer.

In an effort to improve management efficiency in the rapidly changing solar market environment through integration of physical and human resources, the Company is currently contemplating transferring certain assets of its wholly owned subsidiary, Hanwha Q CELLS Corp., to an affiliate of the Company. Hanwha Q CELLS Corp.’s principal business activities include the development, manufacturing and sales of photovoltaic (PV) products. The assets of Hanwha Q CELLS Corp. to be transferred in the proposed transfer include trade receivables, various tangible and intangible assets, golf memberships, trade payables, and retirement benefit estimated liabilities. The transaction value is estimated to be approximately $22.9 million and the transfer is expected to occur in the fourth quarter of 2018, although the discussions are currently ongoing.

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Except as otherwise described in this Statement, the Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of the Company’s businesses. Except as otherwise described in this Statement, the Company does not, and the Filing Persons do not, as of the date of this Statement, have any plans, proposals or negotiations that would result in:

•	any extraordinary corporate transaction including any merger, reorganization or liquidation, involving the Company or any of its subsidiaries after the completion of the Merger;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries after the completion of the Merger;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; or

•	any other material change in the Company’s corporate structure or business.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

See “Special Factors— Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 11 of this Statement.

ITEM 8. FAIRNESS OF THE TRANSACTION

See “Special Factors—Fairness of the Merger” beginning on page 22 of this Statement.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

See “Special Factors—Reports, Opinions, Appraisals and Negotiations” beginning on page 26 of this Statement.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds

The total amount of funds expected to be required by Parent to pay the aggregate Merger Consideration, and to pay related fees and expenses, is estimated to be approximately $53,000,010, which will be financed by a capital contribution from Hanwha Chemical in exchange for 588,889 common shares of Parent. Hanwha Chemical plans to use cash on hand for the capital contribution.

(b)	Conditions

The Merger is not conditioned on available funds or other financing. There are currently no alternative financing arrangements or alternative financing plans.

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(c)	Expenses

Fees and expenses incurred or to be incurred by the Filing Persons in connection with the Merger are estimated at the date of this Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount
Legal fees and expenses	$840,000
Financial advisory fees and expenses	$2,300,000
Special Committee Fees	$120,000
Paying Agent (including filing, printing and mailing)	$20,000
Miscellaneous fees and expenses	$160,000
Total	$3,440,000

These expenses will not reduce the Merger Consideration to be received by the shareholders of the Company. Regardless of whether the Merger is completed, the party incurring any costs and expenses in connection with the Merger will pay those costs and expenses. The Company will pay all costs and expenses incurred by itself or the Special Committee in connection with the Merger, including legal fees and expenses, financial advisory fees and expenses, and any other respective miscellaneous fees and expenses. The Company will also pay the fees to be paid to the Special Committee in connection with the Merger.

(d)	Borrowed Funds

Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership

As of the date hereof, Parent is the beneficial owner of a total of 3,910,394,773 Ordinary Shares (including the Ordinary Shares represented by ADSs), which for the avoidance of doubt comprises 3,903,989,728 Ordinary Shares and 128,101 ADSs representing 6,405,055 Ordinary Shares. Parent’s ownership of the Ordinary Shares (including the Ordinary Shares represented by ADSs) represents approximately 93.9% of the total outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs). Hanwha Chemical, as the 100% parent of Hanwha Solar, may be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar. Hanwha Corporation is the controlling shareholder of Hanwha Chemical and together with its affiliates hold approximately 36.3% of the issued and outstanding shares of Hanwha Chemical. Hanwha Corporation may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar. Mr. Seung-Youn Kim holds approximately 18.8% of the issued and outstanding shares of Hanwha Corporation. Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

In addition, as of October 19, 2018:

•	Mr. Jung Pyo Seo, a director of the Company, owns 861 ADSs representing 43,050 Ordinary Shares, which represents less than 0.01% of the total outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs).

•	Mr. Chang Bum Kim, a director of Hanwha Chemical, owns 15,000 ordinary shares of Hanwha Chemical, which represents approximately 0.01% of the total issued and outstanding shares of Hanwha Chemical. Mr. Won Cho, a director of Hanwha Chemical, owns 3,505 ordinary shares of Hanwha Chemical, which represents less than 0.01% of the total issued and outstanding shares of Hanwha Chemical. Mr. Sang Heum Han, a director of Hanwha Chemical, owns 8,000 ordinary shares of Hanwha Chemical, which represents less than 0.01% of the total issued and outstanding shares of Hanwha Chemical. Mr. An Sik Yoon, a director of Hanwha Chemical, owns 2,000 ordinary shares of Hanwha Chemical, which represents less than 0.01% of the total issued and outstanding shares of Hanwha Chemical. Each of Mr. Chang Bum Kim, Mr. Won Cho, Mr. Sang Heum Han, and Mr. An Sik Yoon may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

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•	Mr. Youn-Chul Kim, a director of Hanwha Corporation, owns 4,996 ordinary shares and 5,324 preferred shares of Hanwha Corporation, which represents approximately 0.03% of the total issued and outstanding shares of Hanwha Corporation. Mr. Tae-Jong Lee, a director of Hanwha Corporation, owns 3,995 ordinary shares and 403 preferred shares of Hanwha Corporation, which represents less than 0.01% of the total issued and outstanding shares of Hanwha Corporation. Mr. Min-Suhk Lee, a director of Hanwha Corporation, owns 5,510 ordinary shares and 402 preferred shares of Hanwha Corporation, which represents approximately 0.01% of the total issued and outstanding shares of Hanwha Corporation. Mr. Kyeong-Seak Ok, a director of Hanwha Corporation, owns 2,040 ordinary shares of Hanwha Corporation, which represents less than 0.01% of the total issued and outstanding shares of Hanwha Corporation. Each of Mr. Youn-Chul Kim, Mr. Tae-Jong Lee, Mr. Min-Suhk Lee, and Mr. Kyeong-Seak Ok may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

Other than as set forth above, to the knowledge of the Filing Persons, none of the directors and executive officers of any of the Filing Persons or any associate or majority-owned subsidiary of the foregoing beneficially owns any Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

(b)	Securities Transactions

Except for purchases by the Company of the Ordinary Shares or the ADSs during the past two years as set forth in Item 2(f) above, there was no other transaction in the Ordinary Shares or the ADSs effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons or any associate or majority-owned subsidiary of the foregoing.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote

Not applicable.

(e)	Recommendations of Others

On October 14, 2018, in a meeting of the Special Committee, the Special Committee adopted resolutions wherein the Special Committee:

•	determined that the Plan of Merger, the Merger and the other agreements and transactions contemplated by the Plan of Merger are fair to, advisable and in the best interests of the Company and that it is advisable for the Company to enter into the Plan of Merger and consummate the transactions contemplated thereby;

•	recommended that the Board of Directors authorize and approve the Plan of Merger and the Merger substantially upon the terms and conditions set forth in the Plan of Merger, substantially in the form presented with such changes, additions and modifications thereto as any director of the Company executing and delivering the same may approve in his, her or their sole discretion, such execution and delivery to be conclusive evidence of such approval on behalf of the Company, and consummate the transactions contemplated thereby;

•	recommended that the Board of Directors approve that the stock options of the Company that remain outstanding as of immediately prior to the Effective Date shall be converted into stock options of the Surviving Company upon the Effective Date, with the number of such stock options of the Surviving Company and the exercise price applicable thereto to be determined based on an exchange ratio to be agreed between Parent and the Company prior to the Effective Date; and

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•	approved for the Company to delist the ADSs from the Nasdaq, terminate the registration of the ADSs of the Company, and file with the SEC certain filings required under the Securities Act of 1933, as amended, and the Exchange Act.

ITEM 13. FINANCIAL STATEMENTS

(a)	Financial Information

The audited consolidated financial statements of the Company for the year ended December 31, 2016 and the year ended December 31, 2017 are incorporated herein by reference to the Consolidated Financial Statements included in the Annual Report incorporated by reference under Exhibit (a)(1) hereto (see page F-1 and following pages).

The Annual Report and the Company’s other SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. The Annual Report is also available to the public from the SEC’s website at http://www.sec.gov/.

(b)	Pro Forma Information

Pro forma information disclosing the effect of the Proposed Transaction is not material, because the Proposed Transaction will affect shareholders who hold approximately 254,822,889 Ordinary Shares, which represents less than 6.11% of the Company’s outstanding capital shares, and transaction costs will be approximately $ 3.44 million, representing less than 0.16% of the Company’s annual revenues and less than 1.57% of the Company’s annual operating expenses for the fiscal year ended December 31, 2017. Further, the consideration to be received by the Public Shareholders consists solely of cash and neither the Company nor Parent will incur any debt in connection with the Merger. Parent intends to maintain the business operations of the Company as is (with the exception of having to comply with the reporting obligations of a public company) on a standalone basis after the Proposed Transaction, and the Company has not received any indication that Parent intends to make any changes with respect to strategy, management, business plan or other respect of the Company that would affect the current forecast and operations of the Company.

(c)	Summary Information

Set forth below is certain selected consolidated financial information with respect to the Company excerpted or derived by the Filing Persons from the audited consolidated financial statements of the Company contained in the Forms 20-F. More comprehensive financial information is included in documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to the Company’s Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2016 and December 31, 2017 have been derived from the Company’s audited consolidated financial statements. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

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Selected Consolidated Financial Data

(Dollars in millions, except per share data)

	As of December 31,		As of June 30, (unaudited)
BALANCE SHEET	2017	2016	2018
Current Assets	1,252.1	1,330.6	1,485.8
Property, Plant and Equipment	837.6	755.5	859.6
Other Non-Current Assets	172.9	123.0	179.5
Current Liabilities	1,244.2	1,127.9	1,428.4
Non-current Liabilities	562.4	673.0	671.4
Stockholders’ Equity	456.0	408.2	425.1
Book Value per Share (1)	0.11	0.10	0.1
Number of Basic Shares (in millions)	4,162.0	4,159.0	4,164.4
Number of Diluted Shares (in millions)	4,162.0	4,159.3	4,164.4

(1) Book value per share calculated by dividing shareholder’s equity by diluted shares outstanding corresponding to the underlying period.

	For the year ended December 31,		Six months ended June 30, (unaudited)
STATEMENT OF OPERATIONS	2017	2016	2018
Net Sales	2,188.9	2,425.9	961.4
Gross Profit	244.8	440.3	151.5
Income from Operations	25.6	192.1	37.9
Income from Operations per Share—Basic and Diluted	0.01	0.05	0.01
Net Income	(12.4)	127.5	(10.3)
Net Income per Share—Basic and Diluted	(0.00)	0.03	(0.00)
Ratio of Earnings to Fixed Charges	0.99	3.26	0.82

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(b)	Employees and Corporate Assets

Other than as described in this Statement, no officers, class of employees, or corporate assets of the Company has been or will be employed by or used by the Filing Persons in connection with the Merger.

ITEM 15. ADDITIONAL INFORMATION

(a)	Other Material Information

None.

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ITEM 16. EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (incorporated herein by reference to Hanwha Q CELLS Co., Ltd.’s Annual Report on Form 20-F (File No. 001-33208), filed by Hanwha Q CELLS Co., Ltd. with the SEC on April 27, 2018).

(a)(2)	Press Release issued by Hanwha Q CELLS Co., Ltd., dated October 15, 2018 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K (File No. 001-33208), filed by Hanwha Q CELLS Co., Ltd. with the SEC on October 15, 2018, as amended on October 16, 2018 and October 23, 2018).

(a)(3)	Press Release issued by Hanwha Q CELLS Co., Ltd., dated August 24, 2018 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K (File No. 001-33208), filed by Hanwha Q CELLS Co., Ltd. with the SEC on August 24, 2018).

(a)(4)	Press Release issued by Hanwha Q CELLS Co., Ltd., dated August 3, 2018 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K (File No. 001-33208), filed with the SEC on August 3, 2018).

(a)(5)	Press Release issued by Hanwha Q CELLS Co., Ltd., dated August 2, 2018 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K (File No. 001-33208), filed with the SEC on August 2, 2018).

(c)(1)	Opinion of Houlihan Lokey, dated as of October 14, 2018.

(c)(2)	Letter of Houlihan Lokey, dated as of October 22, 2018.

(c)(3)	Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of Hanwha Q Cells Co., Ltd., dated as of October 14, 2018.

(c)(4)	Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of Hanwha Q Cells Co., Ltd., dated as of October 6, 2018.

(c)(5)	Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of Hanwha Q Cells Co., Ltd., dated as of September 11, 2018.

(d)(1)	Plan of Merger, dated as of October 15, 2018, by and between Hanwha Q CELLS Co., Ltd. and Hanwha Solar Holdings Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K (File No. 001-33208), filed by Hanwha Q CELLS Co., Ltd. with the SEC on October 15, 2018).

(d)(2)	Shareholder Agreement, dated as of December 8, 2014, between Hanwha SolarOne Co., Ltd. and Hanwha Solar Holdings Co., Ltd. (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 6-K (File No. 001-33208), filed by Hanwha Q CELLS Co., Ltd. with the SEC on December 8, 2014).

(d)(3)	Amended and Restated Deposit Agreement, among Hanwha SolarOne Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F (File No. 001-33208), as amended, initially filed by Hanwha Q CELLS Co., Ltd. with the SEC on April 17, 2015).

(d)(4)	2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (File No. 333-147644), as amended, initially filed by Solarfun Power Holdings Co., Ltd. with the SEC on November 27, 2007).

(f)(1)	Section 238 of the Companies Law of the Cayman Islands.

47

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 23, 2018

HANWHA Q CELLS CO., LTD.

By:	/s/ Hee-Cheul Kim
Name:	Hee-Cheul Kim
Title:	Chief Executive Officer

HANWHA SOLAR HOLDINGS CO., LTD.

By:	/s/ Sang-Heum Han
Name:	Sang-Heum Han
Title:	Director

HANWHA CHEMICAL CORPORATION

By:	/s/ Chang-Bum Kim
Name:	Chang-Bum Kim
Title:	Chief Executive Officer

HANWHA CORPORATION

By:	/s/ Kyeong-Seak Ok
Name:	Kyeong-Seak Ok
Title:	Chief Executive Officer

MR. SEUNG-YOUN KIM

By:	/s/ Seung-Youn Kim
Name:	Seung-Youn Kim

Schedule I

Directors and Executive Officers of Each Filing Person

Hanwha Q CELLS Co., Ltd.

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Hee Cheul Kim, Director (1)	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Chairman of the Board and Chief Executive Officer of Hanwha Q CELLS Co., Ltd.	Korea
Mr. Jung Pyo Seo, Director (2)	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Chief Finance Officer of Hanwha Q CELLS Co., Ltd.	Korea
Mr. Moon Seong Choi, Director (3)	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Director and Senior Vice President of Corporate Planning Hanwha Q CELLS Co., Ltd.	Korea
Mr. Joo Yoon, Director (4)	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Director and Senior Vice President of Global Sales Planning Hanwha Q CELLS Co., Ltd.	Korea
Mr. Hyun Chul Chun, Independent Director (5)	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Independent Director of Hanwha Q CELLS Co., Ltd.	Korea
Mr. Young Soon Kim, Independent Director (6)	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Independent Director. of Hanwha Q CELLS Co., Ltd.	Korea
Mr. Seung Heon Kim, Independent Director (7)	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Chief Finance Officer of Hanwha Q CELLS Co., Ltd.	Korea

(1)	Mr. Hee Cheul has served as Chief Executive Officer and Chairman of the Board of Directors for the Company and the board of directors of Hanwha Q CELLS Corporation since October 1, 2018. From 2015 to 2018, Mr. Kim served as the Chief Executive Officer of Hanwha Total Petrochemical Corp. and Hanwha General Chemical Co., Ltd. Prior to that, Mr. Kim served as the President of HQCL (then, Hanwha SolarOne Co., Ltd., headquartered in China) as well as the Chief Executive Officer of Hanwha Q CELLS GmbH.

(2)	Mr. Jung Pyo Seo has served as a member of the Board of Directors since April 2014 and as Chief Financial Officer of HQCL since July 2011. Mr. Seo is currently also serving as the member of the Board of Directors for the following entities: Hanwha SolarOne Investment Holding Ltd., Hanwha Q CELLS Hong Kong Ltd., Hanwha Q CELLS (Qidong) Co., Ltd., Hanwha Q CELLS (Nanton) Co., Ltd., Hanwha Q CELLS Technology Co., Ltd. (LYG), Hanwha Solar Technology (Shanghai) Co,, Ltd., Hanwha Solar Electric Power Engineering Co., Ltd., Jiangsu Hanwha Solar Engineering Research and Development Center Co., Ltd., Nantong Hanwha Export & Import Co., Ltd., and Hanwha SolarOne Power Generation (Wuxi) Co., Ltd.

(3)	Mr. Moon Seong Choi has served as a member of the Board of Directors since November, 2017 and is the Senior Vice President of Corporate Planning at both the Company and Hanwha Q CELLS Corporation.

(4)	Mr. Joo Yoon has served as a member of the Board of Directors since November, 2017 and is the Senior Vice President of Global Sales Planning at the Company and Hanwha Q CELLS Corporation.

(5)	Mr. Hyun Chul Chun has served as a member of the Board of Directors since January 2016. Mr. Chun is currently an audit managing partner at Saesidae Accounting Corporation, which he joined in April 2014. Mr. Chun is also a member of the board of directors and audit committee of Aekyung Industry Co., Ltd.

(6)	Mr. Young Soon. Kim has served as a member of the Board of Directors since January 2017. Mr. Kim is previously currently held a position as a technical advisor at RealGain Company in Korea.

(7)	Mr. Seung Heon Kim has served as a member of the Board of Directors since January 2016. Mr. Kim also currently serves as a vice president at the Defense Acquisition Program Institute, a non-profit organization licensed by the Defense Acquisition Program Administration, where Mr. Kim served as Director General of Cost Accounting and Verification Group from August 2011 to August 2013. Mr. Kim is also served serving as a non-executive member of the board of directors of the Korea Consumer Agency, a public institution established under the Fair Trade Commission, from 2013 to 2015.

Hanwha Solar Holdings Co., Ltd.

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Sang-Heum Han, Director (1)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Head Officer of Corporate Planning Division Unit of Hanwha Chemical Corporation	Korea
Mr. An-Sik Yoon, Director (2)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Chief Finance Officer of Hanwha Chemical Corporation	Korea
Mr. Sang-Hoon Kim, Director (3)	Hanwha Q CELLS (Qidong) Co., Ltd. 888 Linyang Road, Qidong Jiangsu 226200, China	Head Officer of Hanwha Q CELLS (Qidong) Co., Ltd.	Korea
Mr. Koo-Yung Lee, Director (4)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Head Officer of Business Strategy Division Unit of Hanwha Chemical Corporation	Korea
Mr. Jung-Pyo Seo, Director (5)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Chief Finance Officer of Hanwha Q CELLS Co., Ltd.	Korea

(1)	Mr. Sang-Heum Han has served as a director of Hanwha Solar since February 2018 and Head Officer of the Corporate Planning Division Unit of Hanwha Chemical since January 2018. From April 2014 to December 2017, he was Chief Officer of Hanwha Chemical’s PO Business Division Unit.

(2)	Mr. An-Sik Yoon has served as a director of Hanwha Solar since February 2018 and Chief Finance Officer of Hanwha Chemical since November 2017. From August 2013 to November 2017, he was Chief Human Resources Officer and Chief Finance Officer of Hanwha Hotels & Resorts, whose address is 50, 63-ro, Yeongdeungpo-gu, Seoul 07345, Korea.

(3)	Mr. Sang-Hoon Kim has served a director of Hanwha Solar since April 2016 and Head Officer of Hanwha Q CELLS (Qidong) Co., Ltd. since May 2015. From May 2013 to April 2015, he was Chief Technology Officer of the Ulsan Plant Unit and Head Officer of the Technology Division Unit of Hanwha Chemical.

(4)	Mr. Koo-Yung Lee has served as a director of Hanwha Solar since April 2016 and Head Officer of the Business Strategy Division Unit of Hanwha Chemical since February 2018. From November 2017 to January 2018, he was Executive Vice President, Corporate Strategy Office of Hanwha Group, whose address is Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul, Korea. From March 2015 to January 2017, he was President of Hanwha Q CELLS America, Inc., whose address is 300 Spectrum Center Drive, Suite 1250, Irvine, CA 92618, USA. From March 2012 to February 2015, he was Chief Commercial Officer of Hanwha Q Cells GmbH, whose address is Sonnenallee 17-21 06766 Bitterfeld-Wolfen, Germany.

(5)	Mr. Jung-Pyo Seo has served as a director of Hanwha Solar since April 2016 and Chief Finance Officer of the Company since January 2015. From March 2013 to January 2015, he worked in the Solar Business Development Team of the Company.

Hanwha Chemical Corporation

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Chang-Bum Kim, Executive Vice Chairman & Chief Executive Officer (1)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Executive Vice Chairman & Chief Executive Officer of Hanwha Chemical Corporation,	Korea
Mr. Sang-Heum Han, Head Officer of Corporate Planning Division Unit (2)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Head Officer of Corporate Planning Division Unit of Hanwha Chemical Corporation,	Korea
Mr. Cho Won Chief Officer of PO Business Division Unit (3)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Chief Officer of PO Business Division Unit of Hanwha Chemical Corporation	Korea
Mr. An-Sik Yoon, Chief Finance Officer (4)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Chief Finance Officer of Hanwha Chemical Corporation	Korea
Mr. Moon-Sun Kim, Independent Director (5)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Director of Chosun Media Research Center	Korea
Mr. Kwang-Min Rhy, Independent Director (6)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Director of Daehan Oil Pipeline Corporation, Lawyer of Youngjin Law Firm	Korea
Mr. Seok-Hee Park, Independent Director (7)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Retired	Korea
Mr. Man-Kyu Choi, Independent Director (8)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Director of SKC KOLON PI, Inc.	Korea
Mr. Sae-Rae No, Independent Director (9)	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Director of LamJungtech	Korea

(1)	Mr. Chang-Bum Kim has served as Executive Vice Chairman and Chief Executive Officer of Hanwha Chemical since November 2017. From December 2014 to November 2017, he was Chief Executive Officer of Hanwha Chemical. From July 2014 to November 2014, he was Chief Executive Officer of Hanwha Advanced Materials, whose address is Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea.

(2)	Mr. Sang-Heum Han has served as Head Officer of the Corporate Planning Division Unit of Hanwha Chemical since January 2018. From April 2014 to December 2017, he was Chief Officer of Hanwha Chemical’s PO Business Division Unit.

(3)	Mr. Cho Won has served as Chief Officer of the PO Business Division Unit of Hanwha Chemical since January 2018. From January 2017 to December 2017, he was Chief Officer of the Corporate Planning Division Unit of Hanwha Chemical. From April 2014 to December 2016, he was President of Hanwha Chemical (Ningbo) Co., Ltd., whose address is No.55 Huandao North Road, Daxie Development Zone, Ningbo, Zhejiang, 315812, China.

(4)	Mr. An-Sik Yoon has served as Chief Finance Officer of Hanwha Chemical since November 2017. From August 2013 to November 2017, he was Chief Human Resources Officer and Chief Finance Officer of Hanwha Hotels & Resorts, whose address is 50, 63-ro, Yeongdeungpo-gu, Seoul 07345, Korea.

(5)	Mr. Moon-Sun Kim has served as an independent director of Hanwha Chemical since March 2015. He is also Director of Chosun Media Research Center, whose address is 33 Saejong-daero 21-gil, Jung-gu, Seoul 04519, Korea.

(6)	Mr. Kwang-Min Rhy has served as an independent director of Hanwha Chemical since March 2016. Since March 2013, he has served as a director of Daehan Oil Pipeline Corporation, whose principal business is petrochemical products and whose address is Yunam Building, 77 Jahamoon-ro, Jongno-gu, Seoul 03035, Korea. Since September 2013, he has been a lawyer at Youngjin Law Firm, whose address is 131 Teheran-ro, Gangnam-gu, Seoul 06133, Korea.

(7)	Mr. Seok-Hee Park has served as an independent director of Hanwha Chemical since March 2017.

(8)	Mr. Man-Kyu Choi has served as an independent director of Hanwha Chemical since March 2018. Since March 2017, he has also served as a director of SKC KOLON PI, Inc., whose principal business is industrial film and whose address is 9th Floor, Daego Building, 55 Pyeongchon-raero, 212beon-gil, Dongan-gu, Anyang-si, Gyeonggi-do, Korea.

(9)	Mr. Sae-Rae No has served as an independent director of Hanwha Chemical since March 2018. Since March 2007, he has also served as a director of LamJungtech, whose principal business is vehicle parts and whose address is A-dong, Giupdanji-ro, Gongdo-eup, Ansung-si, Gyeonggi-do, Korea.

Hanwha Corporation

Name and Title	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Kyeong-Seak Ok, Chief Executive Officer (1)	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Representative Director, Explosives Division of Hanwha Corporation	Korea
Mr. Youn-Chul Kim, Chief Executive Officer (2)	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Representative Director, Machinery Division of Hanwha Corporation	Korea
Mr. Min-Suhk Lee, Chief Executive Officer (3)	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Representative Director, Trade Division of Hanwha Corporation	Korea
Mr. Eui-Don Hwang, Independent Director (4)	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Retired	Korea
Mr. Seok-Hoon Kang, Independent Director (5)	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Managing Partner, Yulchon Law	Korea
Mr. Chang-Lok Kim, Independent Director (6)	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Retired	Korea
Mr. Yong-Koo Kim, Independent Director (7)	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Retired	Korea
Mr. Kwang-Hun Lee, Independent Director (8)	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Retired	Korea

(1)	Mr. Kyeong-Saek Ok has served as Chief Executive Officer and Representative Director, Explosives Division of Hanwha Corporation since March 2018. He was President of Hanwha Corporation’s Explosives Division from November 2017 to March 2018. From October 2016 to November 2017, he was President in charge of management efficiency at Hanwha Engineering & Construction Corp., whose address is 24, Yeoui-daero, Yeongdeungpo-gu, Seoul. From March 2016 to September 2016, he was President, Polysilicon of Hanwha Chemical. From December 2012 to March 2016, he was Vice President at Samsung Electronics Co., Ltd., whose address is 129, Samsung-ro, Yeongtong-gu, Suwon-si, Gyeonggi-do.

(2)	Mr. Youn-Chul Kim has served as Chief Executive Officer and Representative Director, Machinery Division of Hanwha Corporation since October 2016. He was Managing Director of Hanwha Corporation’s Machinery Division from October 2014 to October 2016. Since March 2012, he has also been a representative director of Hanwha TechM, whose principal business is machinery and whose address is 9, Seongsanpaechong-ro, Seongsan-gu, Changwon-si, Gyeongsangnam-do, Korea.

(3)	Mr. Min-Suhk Lee has served as Chief Executive Officer and Representative Director, Trade Division of Hanwha Corporation since November 2017. He was Managing Director of Hanwha Corporation’s Trade Division from October 2016 to November 2017. From September 2013 to October 2016, he worked in the Management Planning Office, Cannon Project TFT and Corporate Planning Division Unit of Hanwha Chemical.

(4)	Mr. Eui-Don Hwang has served as an independent director of Hanwha Corporation since March 2014.

(5)	Mr. Seok-Hoon Kang has served as an independent director of Hanwha Corporation since March 2014. Since February 2007, he has served as Managing Partner of Yulchon, a law firm whose address is 38F, Parnas Tower, 521 Teheran-ro, Gangnam-gu, Seoul 06164, Korea.

(6)	Mr. Chang-Lok Kim has served as an independent director of Hanwha Corporation since March 2016.

(7)	Mr. Yong-Koo Kim has served as an independent director of Hanwha Corporation since March 2017.

(8)	Mr. Kwang-Hun Lee has served as an independent director of Hanwha Corporation since March 2018. From September 2014 to March 2016, he served as an independent director of Hanwha Fine Chemical, Co., Ltd., whose address is Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea.